UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 17, 2022 announcing Turkcell’s Fourth Quarter 2022 results and Q4 2022 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FOURTH QUARTER AND FULL YEAR

2021 RESULTS

“STRONG PERFORMANCE WITH A

DIVERSIFIED BUSINESS MODEL”

Fourth Quarter and Full Year 2021 Results

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	3
COMMENTS BY CEO, MURAT ERKAN	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	8
OPERATIONAL REVIEW OF TURKCELL TURKEY	12

TURKCELL INTERNATIONAL
lifecell	14
BeST	15
Kuzey Kıbrıs Turkcell	15

TECHFIN
Paycell	16
Financell	16

TURKCELL GROUP SUBSCRIBERS	17

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	17

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	18

Appendix A – Tables	20

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	“Turkcell Turkey” which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for December 31, 2021 refer to the same item as at December 31, 2020. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2021, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the fourth quarter and for the full year of 2020 and 2021 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Fourth Quarter and Full Year 2021 Results

FINANCIAL HIGHLIGHTS

TRY million	Q420	Q421	y/y%	FY20	FY21	y/y%
Revenue	7,872	10,192	29.5%	29,104	35,921	23.4%
EBITDA[1]	3,243	4,212	29.9%	12,270	15,014	22.4%
EBITDA Margin (%)	41.2%	41.3%	0.1pp	42.2%	41.8%	(0.4pp)
EBIT[2]	1,608	2,136	32.8%	6,296	7,722	22.7%
EBIT Margin (%)	20.4%	21.0%	0.6pp	21.6%	21.5%	(0.1pp)
Net Income	1,302	1,385	6.3%	4,237	5,031	18.7%

FULL YEAR HIGHLIGHTS

•	Robust financial performance:

o	Group revenues up 23.4% supported by upsell efforts, price adjustments and subscriber growth as well as the contribution of the techfin business, international operations and equipment sales.

o	EBITDA up 22.4% leading to an EBITDA margin of 41.8%; EBIT up 22.7% resulting in an EBIT margin of 21.5%

o	Net income up 18.7% mainly on the back of robust operational performance and prudent financial risk management as well as the deferred tax income impact that resulted from revaluation of assets

o	TRY2.6 billion dividends distributed

o	Free cash flow[3] generation of TRY1.1 billion; leverage[4] at 1.1x, despite FX fluctuations

o	Short FX position of US$191 million (in line with our FX neutral definition, which is between -US$200 million and +US$200 million)

•	Strong operational momentum continued:

o	Turkcell Turkey subscriber base up by 2.7 million net additions; the highest performance since 2007

o	1.7 million mobile postpaid net additions; 0.5 million mobile prepaid net additions

o	258 thousand fixed subscriber net additions, highest since 2017; 223 thousand fiber net additions

o	653 thousand new fiber homepasses

o	Mobile ARPU[5] growth of 13.4%; residential fiber ARPU growth of 10.6%

•	2022 guidance[6]; revenue growth target of around 30%, EBITDA target of around TRY19 billion, and operational capex over sales ratio[7] target of between 20% - 21% -

FOURTH QUARTER HIGHLIGHTS

•	Strong financial results:

o	Group revenues up 29.5% year-on-year on the back of strong performance of Turkcell Turkey, the robust contribution from international operations and boost in techfin segment revenues

o	EBITDA up 29.9% year-on-year resulting in an EBITDA margin of 41.3%; EBIT up 32.8% year-on-year leading to an EBIT margin of 21.0%

o	Group net income at TRY1.4 billion, which resulted from sustained operational performance, disciplined financial risk management in a volatile currency environment and the positive impact of deferred tax income relating to the revaluation of assets

•	Robust operational performance maintained:

o	Quarterly mobile postpaid subscriber net additions of 330 thousand; postpaid subscriber share at 66.4% of mobile subscriber base

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Fourth Quarter and Full Year 2021 Results

o	Quarterly fixed subscriber net additions of 84 thousand; all-time high quarterly fiber net additions of 74 thousand

o	Year-on-year mobile ARPU[5] growth accelerated to 17.8% mainly driven by upsell to higher tariffs, price adjustments and higher postpaid share

o	Residential fiber ARPU growth of 12.8% year-on-year mainly on upsell efforts

o	Average monthly data usage of 4.5G subscribers at 14.7 GB in Q421; smartphone penetration at 86%

o	Digital channels’ share[8] in sales at 22.1%

(1) EBITDA is a non-GAAP financial measure. See page 18 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(4) We have revised the definition of our net debt calculation to include “financial assets at fair value through other comprehensive income” reported under current and non-current assets, and “financial assets at amortized cost”. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(5) Excluding M2M

(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2020 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(7) Excluding license fee

(8) Share of all sales from digital channels (including voice, data, services & smart devices) in Turkcell Turkey consumer sales (excluding fixed business) and equipment related revenues in other segment. Beginning from this quarter, the data has been revised to include the revenues from postpaid subscriber acquisitions, switches, tariff revisions from digital channels.

For further details, please refer to our consolidated financial statements and notes as at December 31, 2021 via our website in the investor relations section (www.turkcell.com.tr).

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Fourth Quarter and Full Year 2021 Results

COMMENTS BY CEO, MURAT ERKAN

With an accelerated robust performance, we again exceeded our guidance

2021 was a year of recovery for the whole world after 2020 when social and economic challenges arising from the COVID-19 pandemic prevailed. The first half of the year, overshadowed by variants of COVID-19 and the measures taken against them continued to impact social life and business activities. Thanks to widespread vaccination programs in the second half of the year, rapid normalization has begun in our country, as in most parts of the world. Those changes throughout the year have re-shaped our lives and consumer behavior alike. Meanwhile, two prevailing basic needs, which do not change but rise in importance, were namely “communication” and “digitalization”. As Turkcell, we believe that we are the leading brand that addresses these needs with our competencies and comprehensive ecosystem realizing a well-positioned strategy.

Thanks to the robust operational performance in all of our services that meet changing customer needs, we achieved strong financial results in 2021 and exceeded our guidance, which we have upgraded each quarter. Rising 23.4% year-on-year, consolidated revenues reached TRY35.9 billion and EBITDA1 rose by 22.4% to TRY15.0 billion. Thanks to our solid balance sheet, prudent risk management approach and robust performance in all of our operations, net income reached TRY5.0 billion rising 18.7% year-on-year. Despite the depreciation of the Turkish lira, we managed to keep our operational capex2 to sales ratio at 21.2% as planned.

Record net additions of the past 14 years

The consumer habits that changed during the pandemic period have strengthened in 2021. The first half of the year that saw pandemic restrictions, including a 3-week full lockdown, increased remote education and working practices, which highlighted the need for high speed and capacity in fixed broadband services. In the second half of the year, increased mobility and tourist activity, especially over the summer months, boosted the demand for our mobile services. The smart investments we made in our network by thinking ahead of our peers over many years have enabled us to continue delivering the fastest high-quality communication services. As part of our customer-focused approach, we have taken actions at the right time by analyzing customer behavior using AI, that has allowed us to manage churn at a reasonable level. Changing consumer habits have revealed the need for higher capacity and greater internet speed, which in turn have enabled us to upsell to higher tariffs. Thanks to these factors, we recorded 2.7 million yearly net additions, marking a record high of the past 14 years. We recorded 1.7 million postpaid and 503 thousand prepaid subscribers, making for a net of 2.2 million mobile subscribers. The share of our postpaid subscribers in the total mobile base rose to 66.4%. Accelerating towards the end of the year, mobile blended ARPU (excluding M2M) increased 17.8% in the fourth quarter and 13.4% in 2021 overall mainly on upsell to higher packages, an expanding postpaid subscriber base and rising data and digital services usage.

Fiber penetration in Turkey lags that of the OECD countries and fixed broadband services provided by outdated technology solutions of low capacity and speed fail to meet user needs. This also interrupts the development of new generation communication technologies that will pave the way for the future of Turkey. Keeping this in mind, at the end of 2020 we announced our aim of increasing our national fiber roll out. Exceeding our target, we have reached 653 new homes with our fiber infrastructure, adding 5 cities to our service area in 2021. Accordingly, the fiber subscriber base expanded by 223 thousand net additions to 1.9 million in total. We have added a net 258 thousand fixed broadband subscribers, reaching 2.7 million. We also delivered a robust performance in IPTV services, which plays a significant role in keeping the fiber churn rate low. Our IPTV subscriber base reached 1.1 million with a net 211 thousand additions. The residential fiber ARPU rose 10.6% and 12.8% year-on-year in 2021 and Q421, respectively.

The mobility restrictions of 2021 once again underlined the significance of our digital channels, where a customer can top-up, purchase additional packages, subscribe to a digital service, or even purchase electronic devices from a wide product range. The digital channel’s share3 in sales reached 22% at the year-end.

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Fourth Quarter and Full Year 2021 Results

We continue to create value for our customers and meet their needs with our strategic focus areas

The users of our digital services, which add value to our customers’ lives with a wide product portfolio, continue to increase day by day. The total downloads of BiP, Turkey’s communication platform, exceeded 90 million in 2021. 3-month active users of BiP are 2.5 times that of the previous year, at 26 million. Having rapidly increased its worldwide recognition, BiP has continued to attract attention, especially in densely populated countries such as Indonesia, Bangladesh, India, Pakistan and Malaysia. As of the year end, one in four active BiP users were from abroad. Considering our customers’ needs, we’ve continued to add new features to BiP throughout the year to improve the user experience. We aim to make BiP a widely used global application with international operator cooperation that we plan to realize in the upcoming periods.

TV+ has been the only TV service provider to have continued to grow its market share steadily each quarter since 2017. With its rich content, TV+’s IPTV customer base increased by 24% to 1.1 million, while OTT TV users exceeded 800 thousand users, rising 40% year-on-year. Meanwhile, by surpassing its 1 million milestone in June, our cloud storage service lifebox’s paid users rose 45% to 1.3 million. Aiming to reach more users in 2021, we offer BiP Meet, lifebox business and YaaniMail to our corporate customers in the B2B business model. All in all, the stand-alone revenues of our digital services increased by 31% to TRY1.7 billion in 2021.

Offering tailored services to meet the needs of the enterprises, Turkcell Digital Business Services, has contributed to the digital transformation of its customers with new generation technologies such as data center, cloud, cyber security, systems integration, managed services, artificial intelligence, IoT, big data and business applications, in addition to traditional fixed broadband services. With its various business partners and strong infrastructure, we have achieved leadership in the IT service market two years ahead of schedule. In this period, we signed over 2,700 projects with a total contract value of TRY1.7 billion. The total revenues of Digital Business Services rose 29% to TRY2.3 billion. We have a contract value (backlog) from system integration projects of TRY1.4 billion to be realized beyond 2022.

Our techfin business grew by 27% with the contribution of Financell and Paycell. Financell, providing financial solutions not only for consumers but also for the technological needs of corporates, has increased its revenues by 32% in the fourth quarter of 2021, as its loan portfolio reached TRY2.1 billion. Turkey’s leading payment platform Paycell, continued to stand by our customers in a period of rapid change in payment habits. Reaching 6.6 million users with an annual increase of 41%, Paycell’s transaction volume across all services rose 49% to TRY14 billion. Pay Later, is the main revenue generator of Paycell with a 72% share, has reached 4.1 million active users, rising 81%, while its transaction volume almost doubled on a year-on-year basis. At the same time, the transaction volume over Paycell card has increased to sixfold of last year. Paycell Android POS, offering a cost advantage by eliminating the need for corporates to make several agreements with banks, reached 6 thousand devices and thereby we had exceeded 17 thousand merchants at the end of the year. Thanks to the strong performance in all verticals, Paycell has managed to increase its revenues by 64% in 2021. This year we have also initiated a partial stake sale in Paycell. We aim to work with a strategic partner who will contribute to the growth of Paycell in existing and new markets with its know-how in techfin, and help us elevate Paycell to the next level.

We are taking bold steps towards our sustainability goals

As Turkcell, we are developing our technology for a better world with our human-oriented and environmentally friendly business approach. Considering the importance of digitalization that enables us to reduce carbon emissions and use energy efficiently, we offer digital services that contribute to the environment. An important sustainability initiative of 2021 was the acquisition of the İzmir Karadağ Wind Power Plant. By acquiring this plant, which has the capacity to meet the electricity needs of 2,500 base stations with its 18 MW installed capacity, we took an important step towards becoming a company not only generating 100% renewable energy but also aiming to produce renewable energy. Indeed, we once again underlined our commitment to become carbon neutral by 2050. By turning the competition element of the “Women Developers of the Future” project into a “Climathon,”

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Fourth Quarter and Full Year 2021 Results

we supported the equal presence of women in technology and nurtured ideas that seek solutions to climate change through technology. With our “Recycle into Education” project, we have ensured the efficient use of resources by recycling electronic waste. Our steady performance within the framework of these initiatives has also increased our access to sustainable financing sources. Thanks to the agreement we signed with BNP Paribas in December, we increased the amount of the sustainability linked loan we received in 2019 to EUR70 million, extending its term to 5 years.

As Turkcell, we attach great importance to making our technology accessible and thereby ensuring the equal participation of everyone in daily life. We strive for the equal participation of all segments of society through technology with our digital inclusivity projects such as Whiz Kids, Digital Spring, and No Barriers. By signing the GSMA’s Principles for Driving the Digital Inclusion of Persons with Disabilities, we have become the first company in Turkey, and among the first eight in the world.

With a focus on being a good corporate citizen, we announced the Principles of Sustainable Governance in June, a guide to the way we undertake social and environmental work in all business processes. Our company, which has been listed on Borsa İstanbul and the NYSE since 2000, adopted the corporate governance regulations applicable to it according to the legislation of both countries within the framework of best practices. We are among the companies with the strongest corporate governance structure in Turkey. The fact that the Board of Directors evaluates its own performance on an annual basis in line with specified criteria has begun to be discussed this year in terms of improving corporate governance in our Company.

We are extending the accelerated momentum of our financial performance to 2022

2022 bears many social and economic uncertainties. Although COVID-19 variants seem to have been brought under control with widespread vaccination programs, they remain on our watch-list. Increasing raw material and labor costs, the energy and chip crisis, disruptions in the supply chain, and inflation, which has become a global threat, make it difficult for us to clearly see the path ahead. Therefore, we are required to stress that we may update our financial and operational targets throughout the year in light of prevailing macroeconomic fluctuations. At this stage, we target4 revenue growth of around 30% and EBITDA of around TRY19 billion for 2022. For this year, in which we aim to add a million subscribers, we forecast an operational capex over revenues ratio2 in the range of 20% - 21%.

We are planning to share our strategy and 3-year targets with you at the Turkcell Investor & Analyst Day, which we will hold in Istanbul on April 12.

In short, we have left a challenging year behind us where, as a society, we have again seen clearly that communication and digitalization are unwavering, but transforming needs. I would like to extend my thanks to all our employees for their dedicated efforts that cement our achievements, despite the weather and burden of the pandemic. Additionally, I thank our management team for making our success permanent, and our Board of Directors for their confidence and support. I also express my gratitude towards our customers and business partners who honor us with their trust.

(1) EBITDA is a non-GAAP financial measure. See page 18 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) Excluding license fee

(3) Share of all sales from digital channels (including voice, data, services & smart devices) in Turkcell Turkey consumer sales (excluding fixed business) and equipment related revenues in other segment. Beginning from this quarter, the data has been revised to include the revenues from postpaid subscriber acquisitions, switches, tariff revisions from digital channels.

(4) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2020 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

7

Fourth Quarter and Full Year 2021 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter		Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Revenue	7,872.2	10,191.5	29.5%	29,103.7	35,920.5	23.4%
Cost of revenue[1]	(3,938.1)	(5,019.9)	27.5%	(14,361.3)	(17,938.1)	24.9%
Cost of revenue1/Revenue	(50.0%)	(49.3%)	0.7pp	(49.3%)	(49.9%)	(0.6pp)
Gross Margin[1]	50.0%	50.7%	0.7pp	50.7%	50.1%	(0.6pp)
Administrative expenses	(210.7)	(276.8)	31.4%	(749.6)	(919.0)	22.6%
Administrative expenses/Revenue	(2.7%)	(2.7%)	-	(2.6%)	(2.6%)	-
Selling and marketing expenses	(400.8)	(576.6)	43.9%	(1,373.0)	(1,778.5)	29.5%
Selling and marketing expenses/Revenue	(5.1%)	(5.7%)	(0.6pp)	(4.7%)	(5.0%)	(0.3pp)
Net impairment losses on financial and contract assets	(79.5)	(106.7)	34.2%	(349.6)	(271.2)	(22.4%)
EBITDA[2]	3,243.0	4,211.6	29.9%	12,270.3	15,013.8	22.4%
EBITDA Margin	41.2%	41.3%	0.1pp	42.2%	41.8%	(0.4pp)
Depreciation and amortization	(1,634.6)	(2,075.5)	27.0%	(5,974.8)	(7,291.9)	22.0%
EBIT[3]	1,608.4	2,136.1	32.8%	6,295.5	7,721.9	22.7%
EBIT Margin	20.4%	21.0%	0.6pp	21.6%	21.5%	(0.1pp)
Net finance income / (costs)	(381.8)	(1,769.5)	363.5%	(1,131.7)	(2,900.9)	156.3%
Finance income	(316.0)	2,643.6	n.m	2,119.5	3,592.0	69.5%
Finance costs	(65.8)	(4,413.0)	n.m	(3,251.2)	(6,492.9)	99.7%
Other income / (expense)	(366.9)	(45.2)	(87.7%)	(523.3)	(370.0)	(29.3%)
Non-controlling interests	-	(0.1)	n.a	(2.5)	(0.2)	(92.0%)
Share of profit of equity accounted investees	(5.2)	63.6	n.m	(13.8)	90.1	n.m
Income tax expense	447.6	999.7	123.3%	(387.2)	490.2	n.m
Net Income	1,302.0	1,384.6	6.3%	4,237.1	5,031.1	18.7%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 18 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 29.5% year-on-year in Q421. This was driven mainly by the robust performance of Turkcell Turkey supported by improved ARPU performance with the impact of price adjustments to reflect inflationary impacts and upsell efforts, and a larger subscriber base. The strong topline performance of Turkcell International as well as the solid momentum in techfin revenues also contributed to Group revenue growth.

Turkcell Turkey revenues, comprising 75% of Group revenues, rose 26.9% year-on-year in Q421 to TRY7,689 million (TRY6,059 million).

-	Consumer segment revenues grew 21.2% year-on-year on the back of price adjustments to reflect inflationary impacts, upsell efforts and growing subscriber base.

-	Corporate segment revenues rose 27.5% year-on-year driven mainly by the robust performance of digital business services, which grew 52.4% with increased number of projects leading to all time high quarterly contract value.

-	Standalone digital services revenues registered as part of the consumer and corporate businesses grew 32.4% year-on-year as the number of standalone paid users increased 35% year-on-year to 4 million.

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Fourth Quarter and Full Year 2021 Results

-	Wholesale revenues rose 89.3% year-on-year to TRY687 million (TRY363 million), mainly on the traffic increase and data capacity upgrades of customers, as well as the positive impact of currency movements.

Turkcell International revenues, comprising 13% of Group revenues, rose 72.1% year-on-year to TRY1,286 million (TRY747 million). lifecell was the main driver of this robust performance with strong subscriber and ARPU growth. Turkcell International revenues were also positively impacted by currency movements.

Techfin segment revenues, comprising 3% of Group revenues, rose 46.4% to TRY330 million (TRY225 million). This was driven by a 74.9% rise in Paycell revenues and 31.6% growth in those of the Finance company. Please refer to the Techfin section for details.

Other subsidiaries’ revenues, at 9% of Group revenues, including mainly non-group call center and energy business revenues, and consumer electronics sales revenues, increased 5.4% to TRY886 million (TRY841 million).

For the full year, Turkcell Group revenues rose 23.4%.

Turkcell Turkey revenues grew 19.3% to TRY27,224 million (TRY22,823 million).

-	Consumer business rose 16.8% mainly driven by strong subscriber net additions both in mobile and fixed segments, price adjustments and upsell efforts.

-	Corporate revenues rose 21.1% mainly supported by digital business services revenue growth of 28.9%.

-	Standalone digital services revenues from consumer and corporate segments grew 31.0% mainly driven by larger standalone paid user base.

-	Wholesale revenues grew 47.2% to TRY1,903 million (TRY1,293 million).

Turkcell International revenues rose 47.5% to TRY3,750 million (TRY2,542 million).

Techfin segment revenues rose 27.3% to TRY1,076 million (TRY845 million).

Other subsidiaries’ revenues were at TRY3,871 million (TRY2,893 million) indicating to a 33.8% growth.

Cost of revenue (excluding depreciation and amortization) decreased to 49.3% (50.0%) as a percentage of revenues in Q421. This was driven mainly by the decline in cost of goods sold (1.1pp) and other cost items (0.2pp), despite the increase in radio expenses (0.6pp) as a percentage of revenues.

For the full year, cost of revenue (excluding depreciation and amortization) rose to 49.9% (49.3%) as a percentage of revenues. This was due mainly to the rise in cost of goods sold (0.8pp), radio expense (0.3 pp) and other cost items (0.5pp), despite the decline in the treasury share (0.5pp) and interconnection expenses (0.5pp) as a percentage of revenues.

Administrative Expenses were at 2.7% (2.7%) as a percentage of revenues in Q421.

For the full year, administrative expenses were at 2.6% (2.6%) as a percentage of revenues.

Selling and Marketing Expenses increased to 5.7% (5.1%) as a percentage of revenues in Q421. This was driven mainly by the rise in marketing expenses (0.7pp) and other cost items (0.2pp), despite the decline in selling expenses (0.3pp) as a percentage of revenues.

For the full year, selling and marketing expenses increased to 5.0% (4.7%) as a percentage of revenues due mainly to the rise in marketing expenses (0.3pp).

Net impairment losses on financial and contract assets was at 1.0% (1.0%) as a percentage of revenues in Q421.

For the full year, net impairment losses on financial and contract assets was at 0.8% (1.2%) as a percentage of revenues.

EBITDA1 rose by 29.9% year-on-year in Q421 leading to an EBITDA margin of 41.3% (41.2%).

-	Turkcell Turkey’s EBITDA rose 23.7% to TRY3,252 million (TRY2,629 million) leading to an EBITDA margin of 42.3% (43.4%).

(1) EBITDA is a non-GAAP financial measure. See page 18 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income

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Fourth Quarter and Full Year 2021 Results

-	Turkcell International EBITDA increased 79.2% to TRY628 million (TRY350 million) driving an EBITDA margin of 48.8% (46.9%) on 1.9pp improvement.

-	Techfin segment EBITDA rose 55.0% to TRY192 million (TRY124 million) with an EBITDA margin of 58.2% (55.0%), indicating to 3.2pp expansion.

-	The EBITDA of other subsidiaries was at TRY140 million (TRY140 million).

For the full year, EBITDA grew by 22.4% resulting in an EBITDA margin of 41.8% (42.2%).

-	Turkcell Turkey’s EBITDA rose 18.3% to TRY12,168 million (TRY10,283 million) leading to an EBITDA margin of 44.7% (45.1%).

-	Turkcell International EBITDA increased 56.3% to TRY1,828 million (TRY1,169 million) driving an EBITDA margin of 48.8% (46.0%) on 2.8pp improvement.

-	Techfin segment EBITDA rose 26.0% to TRY639 million (TRY507 million) with an EBITDA margin of 59.4% (60.0%).

-	The EBITDA of other subsidiaries was at TRY379 million (TRY310 million).

Depreciation and amortization expenses increased 27.0% year-on-year in Q421. For the full year depreciation and amortization expenses increased 22.0%.

Net finance expense increased to TRY1,769 million (TRY382 million) in Q421. The higher net finance expense was due mainly to higher net FX loss after hedging led by quarterly Turkish Lira depreciation.

For the full year net finance expense increased to TRY2,901 million (TRY1,132 million) for the same reason.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense: The current tax expense of TRY107 million was more than offset by TRY1,106 million deferred tax income in Q421.

For the full year, deferred tax income of TRY1,172 million and current tax expense of TRY682 million was reported, leading to an income tax gain of TRY490 million.

Please note that in Q221 and Q421, we made use of the right introduced by Article 11 of the Law No. 7326, that allows the revaluation of properties and depreciable economic assets under certain conditions. As per the law, the respective assets can be revalued according to PPI until the year-end and a 2% tax is applied for the revaluation difference. For revalued assets, the valuation difference can be depreciated and written-off as an expense. This resulted in a positive impact on the deferred tax asset reported in the respective quarters. Please refer to our consolidated financial statements and notes as at December 31, 2021 for details.

Net income of the Group increased by 6.3% to TRY1,385 million (TRY1,302 million) in Q421. Despite higher net FX losses after hedging in a volatile currency environment, this resulted mainly from strong operational performance and the positive impact of deferred tax income relating to the revaluation of assets as explained above.

For the full year, group net income rose 18.7% to TRY5,031 million (TRY4,237 million) on the back of strong operational performance and the deferred tax income impact, despite a higher net finance expense due to FX volatility.

Total cash & debt: Consolidated cash as of December 31, 2021 increased to TRY18,629 million from TRY12,322 million as of September 30, 2021. This was driven mainly by the positive impact of currency movements. The third instalment payment of the dividend distribution was also made during the quarter. Excluding FX swap transactions, 76% of our cash is in US$, 12% in EUR, and 12% in TRY.

Consolidated debt as of December 31, 2021 increased to TRY36,778 million from TRY24,805 million as of September 30, 2021 due mainly to the impact of currency movements. Please note that TRY2,906 million of our consolidated debt is comprised of lease obligations.

Consolidated debt breakdown excluding lease obligations:

10

Fourth Quarter and Full Year 2021 Results

-	Turkcell Turkey’s debt was at TRY30,609 million, of which TRY18,018 million (US$1,352 million) was denominated in US$, TRY9,188 million (EUR609 million) in EUR, TRY930 million (CNY446 million) in CNY, and the remaining TRY2,472 million in TRY.

-	The finance company had a debt balance of TRY1,321 million, of which TRY284 million (US$21 million) was denominated in US$, and TRY362 million (EUR24 million) in EUR with the remaining TRY675 million in TRY.

-	The debt balance of lifecell was TRY1,713 million, fully denominated in UAH.

-	Under the Other segment we had a debt balance of TRY229 million (US$17 million), fully denominated in US$.

TRY1,262 million of lease obligations is denominated in TRY, TRY81 million (US$6 million) in US$, TRY303 million (EUR20 million) in EUR, and the remaining balance in other local currencies (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt1 as of December 31, 2021 was at TRY16,717 million with a net debt to EBITDA ratio of 1.1 times. Excluding finance company consumer loans, our telco only net debt was at TRY14,622 million with a leverage of 1.0 times.

Turkcell Group had a short FX position of US$191 million as at the end of the fourth quarter (Please note that this figure takes advance payments into account). Due to significant currency depreciation during the quarter, the strike levels of call options as part of some of participating cross currency swaps were exceeded. This had a negative impact on our FX position during the quarter. The short FX position of US$191 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY4,297 million in

Q421. For the full year, capital expenditures including non-operational items were at TRY11,479 million.

For Q421 and the full year, operational capital expenditures (excluding license fees) at the Group level were at 26.4% and 21.2% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Year
	Q420	Q421	FY20	FY21
Operational Capex	1,904.2	2,686.3	5,391.6	7,629.8
License and Related Costs	9.3	-	42.8	-
Non-operational Capex (Including IFRS15 & IFRS16)	971.2	1,611.1	3,644.6	3,849.6
Total Capex	2,884.7	4,297.4	9,078.9	11,479.4

(1) We have revised the definition of our net debt calculation to include “financial assets at fair value through other comprehensive income” reported under current and non-current assets, and “financial assets at amortized cost”. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

11

Fourth Quarter and Full Year 2021 Results
Summary of Operational Data	Quarter			Year
	Q420	Q421	y/y %	FY20	FY21	y/y %
Number of subscribers (million)	36.7	39.4	7.4%	36.7	39.4	7.4%
Mobile Postpaid (million)	22.0	23.7	7.7%	22.0	23.7	7.7%
Mobile M2M (million)	2.8	3.3	17.9%	2.8	3.3	17.9%
Mobile Prepaid (million)	11.5	12.0	4.3%	11.5	12.0	4.3%
Fiber (thousand)	1,664.3	1,887.8	13.4%	1,664.3	1,887.8	13.4%
ADSL (thousand)	707.6	754.9	6.7%	707.6	754.9	6.7%
Superbox (thousand)[1]	591.2	603.6	2.1%	591.2	603.6	2.1%
Cable (thousand)	67.7	54.6	(19.4%)	67.7	54.6	(19.4%)
IPTV (thousand)	871.3	1,082.2	24.2%	871.3	1,082.2	24.2%
Churn (%)[2]
Mobile Churn (%)[3]	3.0%	2.5%	(0.5pp)	2.3%	2.0%	(0.3pp)
Fixed Churn (%)	1.9%	1.6%	(0.3pp)	1.9%	1.5%	(0.4pp)
ARPU (Average Monthly Revenue per User) (TRY)[4]
Mobile ARPU, blended	46.8	54.6	16.7%	44.9	50.5	12.5%
Mobile ARPU, blended (excluding M2M)	50.5	59.5	17.8%	48.4	54.9	13.4%
Postpaid	59.8	68.2	14.0%	58.2	62.8	7.9%
Postpaid (excluding M2M)	67.8	78.3	15.5%	65.9	71.7	8.8%
Prepaid	23.4	28.6	22.2%	21.8	26.9	23.4%
Fixed Residential ARPU, blended	72.6	82.2	13.2%	69.6	77.9	11.9%
Residential Fiber ARPU	73.6	83.0	12.8%	70.9	78.4	10.6%
Average mobile data usage per user (GB/user)	13.0	13.3	2.3%	11.7	13.3	13.7%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	548.6	548.7	0.0%	518.7	551.2	6.3%

(1) Superbox subscribers are included in mobile subscribers.

(2) Churn figures represent average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March is disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with the new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription starting from 2019. Furthermore, as required by the ICTA, the line of a deceased customer should either be transferred to a successor/another user or terminated. Lines, which are not transferred or terminated, are to be disconnected at the end of seven months.

(4) Starting from Q121, as a consequence of the change in reportable segments, commission revenues resulting from devices and accessories sales have been excluded from the mobile ARPU of Turkcell Turkey since these commissions are now reported under the Other segment.

Turkcell Turkey subscriber base grew by 2.7 million net additions in FY21 to 39.4 million, thanks to our customer-centric approach, and retention focus supported by our data analytics capabilities. Also, we believe that our broad range of offerings serving the needs of customers through a strong omnichannel structure, and our superior network quality contributed to our robust net additions performance in FY21. This net addition performance was the highest since 2007.

On the mobile front, our subscriber base reached 35.6 million on 2.2 million net additions in FY21. This was mainly driven by 1.7 million net additions to the postpaid subscriber base, which reached 66.4% (65.7%) of total mobile subscribers. We had 330 thousand quarterly postpaid net additions in Q421. Our prepaid subscriber base also expanded by 503 thousand net additions in FY21, which was supported mainly by the robust tourism activity in Q321 and supported by our retention efforts. In Q421, we had a net 358 thousand decline in our prepaid subscribers, due mainly to the disconnection of 480 thousand inactive prepaid subscribers during the quarter in line with our churn policy.

12

Fourth Quarter and Full Year 2021 Results

On the fixed front, our fiber subscriber base grew by all-time high quarterly net additions of 74 thousand supported by our accelerated fiber infrastructure investments and the continued demand for high speed household broadband connections. We had 223 thousand net additions to our fiber subscriber base for the full year. Total fixed subscribers reached 2.7 million on 84 thousand quarterly and 258 thousand annual net additions. Meanwhile, IPTV customers reached 1.1 million on 70 thousand quarterly and 211 thousand annual net additions.

The average monthly mobile churn rate was at 2.5% in Q421, and 2.0% in FY21, lowest level for last 4 years. Meanwhile the average monthly fixed churn rate was at 1.6% in Q421 and 1.5% in FY21. Our customer-oriented and proactive approach, as well as our analytical capabilities, which enable us to make the right offer to the right customer at the right time, led to a better customer retention performance in both mobile and fixed segments on a year-on-year basis.

Our mobile ARPU (excluding M2M) rose 17.8% year-on-year in Q421 driven mainly by price adjustments to reflect inflationary impacts and upsell to higher tariffs, as well as larger postpaid subscriber base. Mobile ARPU (excluding M2M) grew 13.4% for the full year mainly on the same drivers.

Our residential fiber ARPU growth was 12.8% year-on-year in Q421. This was driven by upsell to higher tariffs and increased IPTV penetration. Fiber residential ARPU increased 10.6% for the full year.

Average monthly mobile data usage per user rose 13.7% in FY21 to 13.3 GB with the rising number and data consumption of 4.5G users in FY21. Accordingly, the average mobile data usage of 4.5G users reached 14.9 GB in FY21.

Total smartphone penetration on our network reached 86% in Q421 on a 5.0pp year-on-year increase. 92% of those smartphones were 4.5G compatible.

13

Fourth Quarter and Full Year 2021 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Revenue (million UAH)	1,913.8	2,406.4	25.7%	6,835.8	8,482.7	24.1%
EBITDA (million UAH)	1,042.9	1,319.1	26.5%	3,630.9	4,751.2	30.9%
EBITDA margin (%)	54.5%	54.8%	0.3pp	53.1%	56.0%	2.9pp
Net income (million UAH)	2,736.7	237.9	(91.3%)	2,588.7	610.9	(76.4%)
Capex (million UAH)	1,545.7	1,319.3	(14.6%)	3,482.4	3,593.6	3.2%
Revenue (million TRY)	531.4	996.6	87.5%	1,775.6	2,805.7	58.0%
EBITDA (million TRY)	289.6	544.5	88.0%	944.0	1,566.4	65.9%
EBITDA margin (%)	54.5%	54.6%	0.1pp	53.2%	55.8%	2.6pp
Net income (million TRY)	731.9	98.1	(86.6%)	696.1	210.8	(69.7%)

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) had another quarter of solid revenue growth performance. Accordingly, lifecell revenues rose 25.7% year-on-year in Q421 in local currency terms on the back of subscriber base expansion, as well as ARPU growth supported by price adjustments, increased data usage and messaging revenues. lifecell’s EBITDA grew 26.5% year-on-year leading to an EBITDA margin of 54.8%. This resulted from strong topline performance and effective cost management initiatives.

lifecell revenues in TRY terms grew 87.5% year-on-year in Q421 with strong operational performance and the positive impact of currency movements. lifecell’s EBITDA in TRY terms grew by 88.0%, leading to an EBITDA margin of 54.6%.

For the full year, lifecell revenues in local currency terms rose 24.1%, while its EBITDA increased 30.9% resulting in an EBITDA margin of 56.0%. lifecell also reported positive net income in 2021. In TRY terms, lifecell registered revenue growth of 58.0% with an EBITDA margin of 55.8%.

lifecell Operational Data	Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Number of subscribers (million)[2]	9.3	10.1	8.6%	9.3	10.1	8.6%
Active (3 months)[3]	8.1	9.2	13.6%	8.1	9.2	13.6%
MOU (minutes) (12 months)	185.5	179.0	(3.5%)	176.2	180.9	2.7%
ARPU (Average Monthly Revenue per User), blended (UAH)	69.6	80.2	15.2%	63.3	73.7	16.4%
Active (3 months) (UAH)	79.9	88.5	10.8%	74.1	83.2	12.3%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

Three-month active subscriber base of lifecell rose to 9.2 million in Q421 thanks to its innovative and regional offers. Meanwhile, lifecell’s 3-month active ARPU rose 10.8% year-on-year on the back of higher data usage and price adjustments. Moreover, we deem the simplified MNP procedure, which came into effect as of December 1, 2021, as a positive step towards further strengthening of a fair competitive environment in the market.

The penetration of 4.5G users in lifecell’s customer base continued to increase. Accordingly, 3-month active 4.5G users rose 32% year-on-year to 73% of total mobile data users as at year end. Consequently, average data consumption per user rose by 13% in Q421, driven mainly by the higher data usage of 4.5G users. lifecell sustained its leadership of the Ukrainian market in smartphone penetration, which was at 83% as at the end of Q421.

lifecell continued to expand its digital services users in Q421. Thanks to continuous efforts to enrich its customer experience, lifecell’s digital services 3-month active users grew 33% year-on-year in Q421.

14

Fourth Quarter and Full Year 2021 Results

BeST[1]		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Number of subscribers (million)	1.4	1.5	7.1%	1.4	1.5	7.1%
Active (3 months)	1.1	1.1	-	1.1	1.1	-
Revenue (million BYN)	37.8	35.6	(5.8%)	138.7	145.7	5.0%
EBITDA (million BYN)	10.3	10.1	(1.9%)	34.5	38.1	10.4%
EBITDA margin (%)	27.4%	28.5%	1.1pp	24.8%	26.1%	1.3pp
Net loss (million BYN)	(7.1)	(7.5)	5.6%	(31.2)	(31.6)	1.3%
Capex (million BYN)	11.0	16.7	51.8%	46.5	63.5	36.6%
Revenue (million TRY)	114.1	157.3	37.9%	395.4	507.8	28.4%
EBITDA (million TRY)	31.1	44.7	43.7%	98.3	133.9	36.2%
EBITDA margin (%)	27.3%	28.4%	1.1pp	24.9%	26.4%	1.5pp
Net loss (million TRY)	(21.7)	(32.9)	51.6%	(88.9)	(109.9)	23.6%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues decreased by 5.8% year-on-year in local currency terms. This was due mainly to the contraction in handset sales despite the continued rise in voice, data and messaging revenues. Excluding the handset revenues, service revenue growth was at 15.4%. BeST registered an EBITDA of BYN10.1 million in Q421, which led to an EBITDA margin of 28.5%. BeST’s revenues in TRY terms grew by 37.9% year-on-year in Q421 with an EBITDA margin of 28.4%.

For the full year, BeST revenues in local currency terms grew by 5.0% mainly on the back of data revenues. BeST’s EBITDA rose 10.4%, resulting in a 26.1% EBITDA margin on 1.3pp improvement. In TRY terms, BeST revenues rose 28.4% with an EBITDA margin of 26.4%.

BeST continued to lead the market in terms of 4G geographical coverage. At the end of Q421, BeST provides LTE service to customers in 6 regions through over 3.4 thousand sites, which grew by over 100 additions during the quarter. The expanding LTE coverage allows BeST to increase the penetration of its 4G subscribers. Accordingly, 4G users comprised 71% of the 3-month active subscriber base as of Q421. Meanwhile, the average monthly data consumption of subscribers rose 20% year-on-year to 14.7 GB.

BeST sustained its efforts to increase the penetration of its digital services, which supports ARPU growth and customer retention. Accordingly, 38% of 3-month active subscribers use at least one digital service as of Q421. This quarter BeST introduced cloud gaming and digital book services to its customers. Moreover, digital subscription solution introduced in Q320 continued to increase its share in the total subscriptions.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Number of subscribers (million)	0.5	0.6	20.0%	0.5	0.6	20.0%
Revenue	65.6	90.1	37.3%	239.4	306.6	28.1%
EBITDA	21.8	35.3	61.9%	86.3	121.1	40.3%
EBITDA margin (%)	33.2%	39.2%	6.0pp	36.0%	39.5%	3.5pp
Net income	9.3	25.5	174.2%	34.9	68.3	95.7%
Capex	23.0	26.6	15.7%	68.1	74.2	9.0%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues increased by 37.3% year-on-year in Q421 on the back of the rise in mobile data, voice and handset sales revenues. The EBITDA of Kuzey Kıbrıs Turkcell rose 61.9% yielding a 39.2% EBITDA margin.

For the full year, Kuzey Kıbrıs Turkcell revenues rose by 28.1% with the same drivers. The EBITDA grew 40.3% leading to an EBITDA margin of 39.5%.

15

Fourth Quarter and Full Year 2021 Results

TECHFIN

Paycell Financial Data (million TRY)		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Revenue	79.8	139.6	74.9%	285.0	468.4	64.4%
EBITDA	37.0	64.3	73.8%	147.4	222.4	50.9%
EBITDA Margin (%)	46.4%	46.1%	(0.3pp)	51.7%	47.5%	(4.2pp)
Net Income	26.1	48.7	86.6%	111.7	155.1	38.9%

Paycell saw another quarter of remarkable performance. Accordingly, its revenues grew 74.9% year-on-year in Q421. The demand for digital payment services remained solid with changing consumer behavior. Paycell continued to capture the increased demand with its diverse product portfolio including mobile payment services, as well as Paycell card and payment facilitation solutions. Paycell’s EBITDA rose 73.8% year-on-year leading to an EBITDA margin of 46.1% in Q421.

The transaction volume of the Pay Later service grew 93% year-on-year to TRY585 million. This was driven mainly by an 81% increase in 3-month active users of Pay Later to 4.1 million, as well as higher merchant penetration supported by the dual growth strategy of Paycell. Meanwhile, the Paycell Card transaction volume increased to TRY1.2 billion in Q421. Paycell also started to see a ramping up of the volume of its payment facilitation business. Accordingly, the transaction volume over physical and virtual POS services reached TRY1.1 billion in Q421. Overall, the total transaction volume reached TRY4.9 billion in Q421 doubling year-on-year, driven mainly by the rise in 3-month active users to 6.6 million and their increased usage.

For the full year, Paycell registered 64.4% revenue growth and a total transaction volume of TRY13.7 billion. Meanwhile, Paycell’s EBITDA grew 50.9% in FY21, indicating a 4.2pp EBITDA margin contraction. The decline in the EBITDA margin was due mainly to the increased share of non-group revenues.

Financell Financial Data (million TRY)		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Revenue	144.7	190.4	31.6%	566.6	614.9	8.5%
EBITDA	96.0	128.9	34.3%	367.0	420.4	14.6%
EBITDA Margin (%)	66.3%	67.7%	1.4pp	64.8%	68.4%	3.6pp
Net Income	61.3	109.5	78.6%	240.7	334.6	39.0%

Financell’s revenues grew by 31.6% year-on-year in Q421. This strong performance resulted mainly from higher loan portfolio and average interest rate on the loan portfolio compared to the same period of the last year and increase in insurance revenues. Meanwhile, Financell reported EBITDA growth of 34.3% year-on-year, resulting in an EBITDA margin of 67.7% in Q421. The EBITDA margin was positively impacted by the sale of doubtful receivables. The 78.6% year-on-year rise in net income was impacted mainly by strong operational performance and fair valuation of derivative instruments.

Financell’s revenues rose by 8.5% for the full year and EBITDA climbed 14.6% yielding an EBITDA margin of 68.4%.

Financell’s loan portfolio increased to TRY2.1 billion in Q421, from TRY1.9 billion in Q420, driven by higher lending to the corporate segment and higher mobility. Moreover, due to a strong collection performance and customer portfolio improvement, Financell’s cost of risk has remained healthy throughout the year. Accordingly, average cost of risk declined to 0.4% in Q421 from 2.3% in Q420. Financell’s market share for loans granted in Turkey under TRY5 thousand was 22%.

16

Fourth Quarter and Full Year 2021 Results

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 51.6 million as of December 31, 2021. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q420	Q321	Q421	y/y%	q/q%
Mobile Postpaid (million)	22.0	23.3	23.7	7.7%	1.7%
Mobile Prepaid (million)	11.5	12.3	12.0	4.3%	(2.4%)
Fiber (thousand)	1,664.3	1,813.6	1,887.8	13.4%	4.1%
ADSL (thousand)	707.6	739.7	754.9	6.7%	2.1%
Superbox (thousand)[1]	591.2	613.6	603.6	2.1%	(1.6%)
Cable (thousand)	67.7	59.8	54.6	(19.4%)	(8.7%)
IPTV (thousand)	871.3	1,011.9	1,082.2	24.2%	6.9%
Turkcell Turkey subscribers (million)[2]	36.7	39.3	39.4	7.4%	0.3%
lifecell (Ukraine)	9.3	9.9	10.1	8.6%	2.0%
BeST (Belarus)	1.4	1.5	1.5	7.1%	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.6	20.0%	20.0%
Turkcell Group Subscribers (million)	47.9	51.2	51.6	7.7%	0.8%

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

			Quarter			Year
	Q420	Q321	Q421	y/y%	q/q%	FY20	FY21	y/y%
GDP Growth (Turkey)	6.2%	7.4%	n.a	n.a	n.a	1.8%	n.a	n.a
Consumer Price Index (Turkey)(yoy)	14.6%	19.6%	36.1%	21.5pp	16.5pp	14.6%	36.1%	21.5pp
US$ / TRY rate
Closing Rate	7.3405	8.8433	13.3290	81.6%	50.7%	7.3405	13.3290	81.6%
Average Rate	7.8933	8.5212	11.0757	40.3%	30.0%	7.0120	8.8797	26.6%
EUR / TRY rate
Closing Rate	9.0079	10.3135	15.0867	67.5%	46.3%	9.0079	15.0867	67.5%
Average Rate	9.3551	10.0656	12.6591	35.3%	25.8%	8.0255	10.4810	30.6%
US$ / UAH rate
Closing Rate	28.27	26.58	27.28	(3.5%)	2.6%	28.27	27.28	(3.5%)
Average Rate	28.40	26.87	26.81	(5.6%)	(0.2%)	27.04	27.34	1.1%
US$ / BYN rate
Closing Rate	2.5789	2.5083	2.5481	(1.2%)	1.6%	2.5789	2.5481	(1.2%)
Average Rate	2.6088	2.5088	2.5019	(4.1%)	(0.3%)	2.4605	2.5448	3.4%

17

Fourth Quarter and Full Year 2021 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Adjusted EBITDA	3,243.0	4,211.6	29.9%	12,270.3	15,013.8	22.4%
Depreciation and amortization	(1,634.6)	(2,075.5)	27.0%	(5,974.8)	(7,291.9)	22.0%
EBIT	1,608.4	2,136.1	32.8%	6,295.5	7,721.9	22.7%
Finance income	(316.0)	2,643.6	n.m	2,119.5	3,592.0	69.5%
Finance costs	(65.8)	(4,413.0)	n.m	(3,251.2)	(6,492.9)	99.7%
Other income / (expense)	(366.9)	(45.2)	(87.7%)	(523.3)	(370.0)	(29.3%)
Share of profit of equity accounted investees	(5.2)	63.6	n.m.	(13.8)	90.1	n.m.
Consolidated profit before income tax & minority interest	854.5	385.0	(54.9%)	4,626.8	4,541.1	(1.9%)
Income tax expense	447.6	999.7	123.3%	(387.2)	490.2	n.m.
Consolidated profit before minority interest	1,302.0	1,384.7	6.4%	4,239.6	5,031.3	18.7%

18

Fourth Quarter and Full Year 2021 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2022. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2020 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY35.9 billion revenue in FY21 with total assets of TRY70.7 billion as of December 31, 2021. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

19

Fourth Quarter and Full Year 2021 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Net FX loss before hedging	254.7	(4,137.2)	n.m.	(2,409.6)	(5,538.5)	129.9%
Swap interest income/(expense)	(97.8)	(89.2)	(8.8%)	(404.6)	(422.4)	4.4%
Fair value gain on derivative financial instruments	(400.3)	2,613.3	n.m	2,133.4	3,312.8	55.3%
Net FX gain / (loss) after hedging	(243.4)	(1,613.1)	562.7%	(680.7)	(2,648.1)	289.0%

Table: Income tax expense details

Million TRY		Quarter			Year
	Q420	Q421	y/y%	FY20	FY21	y/y%
Current tax expense	(136.2)	(106.6)	(21.7%)	(724.7)	(681.5)	(6.0%)
Deferred tax income / (expense)	583.7	1,106.3	89.5%	337.5	1,171.7	247.2%
Income Tax expense	447.6	999.7	123.3%	(387.2)	490.2	n.m

20

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2021	31 December 2020
Assets
Property, plant and equipment	12	18,002,779	13,902,730
Right-of-use assets	16	2,983,648	2,380,174
Intangible assets	13	14,661,779	12,367,784
Investment properties	15	16,588	13,675
Trade receivables	20	256,442	222,451
Receivables from financial services	21	137,559	75,717
Contract assets	22	67,505	128,114
Financial assets at fair value through other comprehensive income		1,376,645	—
Deferred tax assets	19	1,799,612	836,608
Investments in equity accounted investees		678,584	103,926
Other non-current assets	18	1,189,896	883,842
Total non-current assets		41,171,037	30,915,021

Inventories	23	260,535	203,715
Trade receivables	20	4,186,929	3,465,797
Due from related parties		145,095	16,476
Receivables from financial services	21	2,014,626	1,886,381
Contract assets	22	1,180,236	972,052
Derivative financial instruments	36	2,131,070	917,437
Financial assets at amortized cost		4,164	172,363
Financial assets at fair value through other comprehensive income	26	51,166	529,610
Cash and cash equivalents	25	18,628,665	11,860,555
Other current assets	24	909,120	558,986
Total current assets		29,511,606	20,583,372

Total assets		70,682,643	51,498,393

Equity
Share capital	27	2,200,000	2,200,000
Share premium		269	269
Treasury shares	27	(128,057)	(147,914)
Additional paid-in capital		35,026	35,026
Reserves		2,446,661	2,400,000
Remeasurements of employee termination benefit		(225,892)	(94,684)
Retained earnings		18,234,018	16,392,070
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		22,562,025	20,784,767
Non-controlling interests		247	171

Total equity		22,562,272	20,784,938

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2021	31 December 2020
Liabilities
Borrowings	30	27,929,720	16,353,685
Employee benefit obligations	31	614,613	381,923
Provisions	34	615,797	411,931
Deferred tax liabilities	19	928,554	1,337,831
Contract liabilities	33	170,445	164,764
Other non-current liabilities	29	769,896	498,059
Total non-current liabilities		31,029,025	19,148,193

Borrowings	30	8,848,413	5,232,737
Current tax liabilities		241,686	134,175
Trade and other payables	35	6,720,679	4,976,605
Due to related parties		65,156	40,355
Deferred revenue	32	111,136	116,921
Provisions	34	573,662	630,288
Contract liabilities	33	459,289	315,070
Derivative financial instruments	36	71,325	119,111
Total current liabilities		17,091,346	11,565,262

Total liabilities		48,120,371	30,713,455

Total equity and liabilities		70,682,643	51,498,393

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2021	2020	2019

Revenue	6	34,906,646	28,272,751	23,996,262
Revenue from financial services	6	1,013,896	830,987	1,140,873
Total revenue		35,920,542	29,103,738	25,137,135

Cost of revenue	11	(24,940,126)	(20,161,096)	(16,816,705)
Cost of revenue from financial services	11	(289,848)	(174,963)	(266,775)
Total cost of revenue		(25,229,974)	(20,336,059)	(17,083,480)

Gross profit		9,966,520	8,111,655	7,179,557
Gross profit from financial services		724,048	656,024	874,098
Total gross profit		10,690,568	8,767,679	8,053,655

Other income	7	249,793	96,585	140,705
Selling and marketing expenses	11	(1,778,483)	(1,372,953)	(1,555,189)
Administrative expenses	11	(919,023)	(749,612)	(779,755)
Net impairment losses on financial and contract assets	11	(271,162)	(349,595)	(338,857)
Other expenses	7	(619,837)	(619,835)	(487,295)
Operating profit		7,351,856	5,772,269	5,033,264

Finance income	9	3,592,026	2,119,483	297,450
Finance costs	9	(6,492,878)	(3,251,164)	(2,025,118)
Net finance costs		(2,900,852)	(1,131,681)	(1,727,668)

Share of profit/(loss) of equity accounted investees		90,090	(13,775)	(15,712)
Profit before income tax		4,541,094	4,626,813	3,289,884

Income tax expense	10	490,184	(387,193)	(785,630)
Profit from continuing operations		5,031,278	4,239,620	2,504,254

Gain from discontinued operations (attributable to owners of the Company)		—	—	772,436

Profit for the year		5,031,278	4,239,620	3,276,690

Profit for the year is attributable to:
Owners of the Company		5,031,098	4,237,086	3,246,487
Non-controlling interests		180	2,534	30,203
Total		5,031,278	4,239,620	3,276,690

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	28	2.30	1.94	1.49
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	28	2.30	1.94	1.14
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	28	—	—	0.35

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2021	2020	2019

Profit for the year		5,031,278	4,239,620	3,276,690

Other comprehensive income/(expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	31	(163,588)	(37,230)	(36,385)
Income tax relating to remeasurements of employee termination benefits		32,276	6,085	8,005
		(131,312)	(31,145)	(28,380)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		2,410,295	29,352	431,810
Exchange differences arising from discontinued operations		—	—	104,986
Fair value reserve		(65,494)	(1,970)	4,451
Cash flow hedges - effective portion of changes in fair value		1,909,730	1,523,123	221,488
Cash flow hedges - reclassified to profit or loss	36	(1,712,519)	(1,513,209)	(439,365)
Cost of hedging reserve - changes in fair value		(1,266,102)	(589,856)	97,373
Cost of hedging reserve - reclassified to profit or loss		81,028	102,212	(21,768)
Loss on hedges of net investments in foreign operations		(1,558,374)	(368,959)	(55,389)
Income tax relating to these items	10	(355,266)	167,028	(56,728)
-Income tax relating to exchange differences		(861,143)	7,729	(99,234)
-Income tax relating to fair value reserve		13,099	483	(979)
-Income tax relating to cash flow hedges	36	(55,912)	(5,957)	47,933
-Income tax relating to cost of hedging reserve		237,015	92,089	(16,634)
-Income tax relating to hedges of net investments		311,675	72,684	12,186
		(556,702)	(652,279)	286,858
Other comprehensive income/(loss) for the year, net of income tax		(688,014)	(683,424)	258,478
Total comprehensive income for the year		4,343,264	3,556,196	3,535,168

Total comprehensive income for the year is attributable to:
Owners of the Company		4,343,188	3,553,662	3,505,496
Non-controlling interests		76	2,534	29,672
Total		4,343,264	3,556,196	3,535,168

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		4,343,188	3,553,662	2,628,074
Discontinued operations		—	—	877,422
Total		4,343,188	3,553,662	3,505,496

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,246,487	3,246,487	30,203	3,276,690
Other comprehensive income, net of income tax	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	—	259,009	(531)	258,478
Total comprehensive income	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	3,246,487	3,505,496	29,672	3,535,168
Transfer to legal reserves	—	—	—	—	537,183	—	—	—	—	—	—	—	(537,183)	—	—	—
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Dividends paid (Note 27)	—	7,380	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,620)	(125,027)	(1,127,647)
Sale of associate (Note 17)	—	—	—	—	—	—	—	—	—	876,867	—	(1,388,905)	143,905	(368,133)	—	(368,133)
Balance at 31 December 2019	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	4,237,086	4,237,086	2,534	4,239,620
Other comprehensive income, net of income tax	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	—	(683,424)	—	(683,424)
Total comprehensive income/(loss)	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	4,237,086	3,553,662	2,534	3,556,196
Transfer to legal reserve	—	—	—	—	235,920	—	—	—	—	—	—	—	(235,920)	—	—	—
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Dividends paid (Note 27)	—	6,232	—	—	—	—	—	—	—	—	—	—	(811,622)	(805,390)	(32,856)	(838,246)
Disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,962)	(5,962)
Balance at 31 December 2020	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	—	(94,684)	487,227	16,392,070	20,784,767	171	20,784,938

Balance at 1 January 2021	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	—	(94,684)	487,227	16,392,070	20,784,767	171	20,784,938
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	5,031,098	5,031,098	180	5,031,278
Other comprehensive income, net of income tax	—	—	—	—	—	(52,395)	(1,246,699)	141,299	(948,059)	—	(131,208)	1,549,152	—	(687,910)	(104)	(688,014)
Total comprehensive income/(loss)	—	—	—	—	—	(52,395)	(1,246,699)	141,299	(948,059)	—	(131,208)	1,549,152	5,031,098	4,343,188	76	4,343,264
Transfer to legal reserve	—	—	—	—	603,363	—	—	—	—	—	—	—	(603,363)	—	—	—
Dividends paid (Note 27)	—	19,857	—	—	—	—	—	—	—	—	—	—	(2,585,787)	(2,565,930)	—	(2,565,930)
Balance at 31 December 2021	2,200,000	(128,057)	35,026	269	3,612,388	(50,410)	(1,586,177)	(9,746)	(1,555,773)	—	(225,892)	2,036,379	18,234,018	22,562,025	247	22,562,272

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2021	2020	2019
Cash flows from operating activities:
Profit for the year from
Continuing operations		5,031,278	4,239,620	2,504,254
Discontinued operations		—	—	772,436
Profit for the year including discontinued operations		5,031,278	4,239,620	3,276,690

Adjustments for:
Depreciation of property, plant and equipment and investment properties	12-15	2,925,508	2,422,078	2,181,823
Amortization of intangible assets and right of use assets	13-16	4,326,567	3,530,056	2,844,195
Impairment on property, plant and equipment and intangible asset		39,838	22,645	20,547
Net finance expense		739,943	901,530	1,442,773
Fair value adjustments to derivatives		(2,401,053)	(2,016,859)	(570,204)
Income tax expense	10	(490,184)	387,193	785,630
Gain on sale of property, plant and equipment		(109,489)	(23,950)	(47,169)
Unrealized foreign exchange losses on operating assets		13,281,421	4,384,197	1,832,636
Provisions		1,247,427	1,230,295	920,924
Share of (profit)/loss of associates and joint ventures		(90,090)	13,775	15,712
Loss on sale of subsidiary		—	1,387	—
Adjustments to earnings due to disposal of assets held for sale		—	—	(772,436)
Non-cash other adjustments		(23,281)	(13,840)	(15,557)
		24,477,885	15,078,127	11,915,564
Change in operating assets/liabilities
Change in trade receivables	20	(869,718)	(618,545)	(881,333)
Change in due from related parties	40	(128,659)	(11,208)	10,025
Change in receivables from financial services	21	(200,765)	429,950	1,651,180
Change in inventories	23	(56,820)	(25,316)	2,035
Change in other current assets	24	(74,817)	547,475	(299,790)
Change in other non-current assets	18	(11,863)	(71,752)	(38,112)
Change in due to related parties	40	21,331	27,484	(33,135)
Change in trade and other payables	35	422,441	614,418	92,427
Change in other non-current liabilities	29	(30,658)	739	(8,122)
Change in employee benefit obligations	31	(51,138)	(20,850)	(36,231)
Change in short term contract asset	22	(209,182)	(38,636)	(223,146)
Change in long term contract asset	22	60,609	(117,823)	(6,778)
Change in deferred revenue		(22,127)	82,254	45,402
Change in short term contract liability	33	5,681	24,662	34,652
Change in long term contract liability	33	144,219	22,874	10,292
Changes in other working capital		(943,259)	(543,289)	(506,303)
Cash generated from operations		22,533,160	15,380,564	11,728,627

Interest paid		(1,822,815)	(1,653,675)	(2,090,718)
Income tax paid		(763,103)	(634,094)	(611,354)
Net cash inflow from operating activities		19,947,242	13,092,795	9,026,555

Cash flows from investing activities:
Acquisition of property, plant and equipment	12	(5,568,300)	(3,904,443)	(3,195,069)
Acquisition of intangible assets	13	(4,014,234)	(3,375,915)	(2,821,111)
Proceeds from sale of property, plant and equipment		190,153	99,843	81,192
Payment for acquisition of subsidiary, net of cash acquired	3	(86,703)	—	—
(Payments for)/proceeds from advances given for acquisition of property, plant and equipment		(294,191)	(501,339)	156,936
Contribution of increase of share capital in joint ventures/associates		(484,568)	(76,000)	(38,000)
Proceeds from sale of subsidiary		—	1,229	2,219,644
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		693,322	976,576	84,655
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(1,035,421)	(972,188)	(369,591)
Cash inflows/(outflows) from financial assets at amortized cost		238,395	(23,298)	—
Interest received		1,223,866	994,899	854,018
Net cash outflow from investing activities		(9,137,681)	(6,780,636)	(3,027,326)

Cash flows from financing activities:
Dividends received for treasury share		19,857	6,232	7,380
Proceeds from derivative instruments		1,403,609	2,085,585	1,924,363
Repayments of derivative instruments		(1,718,061)	(866,650)	(1,101,876)
Proceeds from issues of loans and borrowings		13,033,337	22,983,201	29,060,490
Proceeds from issues of bonds		192,157	494,987	311,649
Repayments of borrowings		(12,496,149)	(26,354,532)	(31,297,901)
Repayments of bonds		(142,157)	(455,878)	(225,794)
Dividends paid to shareholders		(2,585,787)	(811,622)	(1,010,000)
Dividends paid to non-controlling interest in subsidiaries		—	(32,856)	(125,027)
Acquisition of treasury shares		—	(9,994)	(9,998)
Payments of lease liabilities		(1,649,046)	(1,302,335)	(1,215,320)
Other cash (outflows)/inflows from financing activities		—	(3,951)	204,077
Net cash outflow from financing activities		(3,942,240)	(4,267,813)	(3,477,957)

Net increase in cash and cash equivalents		6,867,321	2,044,346	2,521,272

Cash and cash equivalents at 1 January		11,860,555	10,238,715	7,419,239

Effects of exchange rate changes on cash and cash equivalents		(107,995)	(422,506)	298,204

Cash and cash equivalents at 31 December	25	18,619,881	11,860,555	10,238,715

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkey (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as “4.5G license” tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

As of 31 December 2021, the capital shares and voting rights of TVF Bilgi Teknolojileri İletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 27).

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu (“TVF”), and TVF respectively as of 31 December 2021. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);

(i)	A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of
a.	five members of the board of directors of the Company, and
b.	the chairman of the presiding committee of the general assembly of shareholders;
(ii)	All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);
(iii)	The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;
(iv)	The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and
(v)	So long as the above mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2021.

The consolidated financial statements of the Company as at and for the year ended 31 December 2021 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 41. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2021.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in an associate and a joint venture.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2020 were authorized for issue by the Board of Directors on 19 February 2021.

The consolidated financial statements as at and for the year ended 31 December 2021 were authorized for issue by the Board of Directors on 17 February 2022 and updated to reflect subsequent events after the original date of authorization for inclusion in its annual report on Form 20-F.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,
-	Consideration payable in relation to the acquisition of Belarusian Telecom,
-	Financial asset at fair value through other comprehensive income.

10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(c)	Functional and presentation currency
(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as assets held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on assets classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•    For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
•	Equity for each balance sheet presented is translated at historic cost at the date of transaction,
•	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and
•	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of borrowings and other financial instruments designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, receivables from financial services and other receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and that events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

Capitalization and useful lives of assets

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customers and costs related to suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management’s analysis of both legal form and substance of the agreement between the Group and its business partners; such judgments impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the factors below:

- The Company is not the primary obligor for the sale of handset,

- The Company does not have control over the sale prices of handsets,

- The Company has no inventory risk.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments (continued)

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct,
•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract based on relative stand-alone selling prices. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 39, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and disclosed (unless information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases) or accounted for in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from these Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

The Group’s non-current are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments (continued)

Fair value measurements and valuation process

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent it is available. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities is disclosed in Note 37.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial statements

The Group divided its reporting segment into two groups according to its previous assessment. Relevant groups had been established within the framework of an integrated communication and technology service delivery strategy and in a way to ensure economic integrity. Considering current developments, the Management has made an evaluation regarding the updating of the reportable segments according to the strategies of the Company, and has planned to add the Techfin reportable segment. Turkcell Finansman A.S. (“Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Paycell LLC (“Paycell”) and Turkcell Sigorta Aracilik Hizmetleri A.S (“Turkcell Sigorta”) will be included in Techfin reportable segment. The operating results of the mentioned companies were disclosed in the Other reportable segment within the scope of the previous reporting framework. In addition to the mentioned changes, Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), which are reported under Turkcell Turkey reportable segment is separated as digital business services and other Turkcell Satis operations: integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will be continued to be reported under Turkcell Turkey reportable segment as digital business services, while other Turkcell Satis operations which include retail channel operations, smart devices management and consumer electronics sales through digital channels will be reported in the Other reportable segment.

The Group has made the above-mentioned classifications in the notes (Note 5 and Note 6) to the consolidated financial statements as of 31 December 2020. These classifications have no impact on operating profit, profit for the year and cash flow statement.

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(h)	Principles of consolidation and equity accounting
(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

  The fair value of the assets transferred,
  Liabilities incurred to the former owners of the acquired business,
  Equity interests issued by the Group,
  The fair value of any asset or liability resulting from a contingent consideration arrangement, and
  The fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement.  Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries comprise all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(h)	Principles of consolidation and equity accounting (continued)
(ii)	Subsidiaries (continued)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

Non-controlling interest has not been attributed to Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)	Put option over shares relating to non-controlling interests

Where a put option is written by the Group on shares in an existing subsidiary held by non-controlling interests, the Group recognizes a financial liability at the present value of the redemption amount to reflect the put option.

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(h)	Principles of consolidation and equity accounting (continued)
(v)	Put option over shares relating to non-controlling interests (continued)

Reserve for put option over shares relating to non-controlling interests included in equity arises from the difference between the fair value of the put option written by Fintur Holdings B.V. (“Fintur”) on non-controlling shares in one of its subsidiaries and the derecognized non-controlling interests relating to that put option.

(vi)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The results and assets and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

On acquisition of an associate, any excess of the cost of the investment over the Group’s share of the net fair values of the associate’s identifiable assets and liabilities is recognized as goodwill, which is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as part of the Group’s share of the associate profit or loss in the period in which the investment is acquired.

The carrying amount of equity-accounted investments is tested for impairment. The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)	Financial instruments

Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

- Those to be measured subsequently at fair value (either through OCI or through profit or loss) and

- Those to be measured at amortized cost.

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Classification (continued)

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i)	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

- Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss.

- FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method.

- FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Measurement (continued)

(ii)	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

  12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
  Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies simplified lifetime ECL measurement for all group companies except Turkcell Finansman which applies both 12 month and lifetime ECL (general approach). Financial instruments subject to ECL measurement mainly consist of trade receivables.

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 37 for a description of the Group’s impairment policies.

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Related parties

A related party is a person or entity that is related to the Group.

(a) A person or a close member of that person’s family is related to the Group if that person:

(i) has control or joint control of the Group

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or of a parent of the Group.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Derivatives and hedging activities

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognised in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkey (“CBRT”) exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Derivatives and hedging activities (continued)

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortised using a recalculated effective interest rate.

(ii)	Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (“aligned time value”) are recognized within OCI in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Derivatives and hedging activities (continued)

Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it shall account for the amount that has been accumulated in the cash flow hedge reserve in accordance as follows;

-If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.

-When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

(iii)	Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 36)

On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the income statement (Note 17).

(j)	Property, plant and equipment
(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost less depreciation and impairment losses. Property, plant and equipment related to the Company and its subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, the decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered as transitioning out of hyperinflationary status and in 2015 it was determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(j)	Property, plant and equipment (continued)
(i)	Recognition and measurement (continued)

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

The estimated useful lives are as follows:

Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Buildings	21 – 25 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Electricity power plant	20 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred.

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(k)	Intangible assets
(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The useful lives for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998, 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 25, 20 and 13 years, respectively.

(ii)	Computer software

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software such that it will be available for use,
•	Management intends to complete the software and use or sell it,
•	There is an ability to use or sell the software,
•	It can be demonstrated how the software will generate probable future economic benefits,
•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and
•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(k)	Intangible assets (continued)
(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Indefeasible right of use	15 years
Transmission line software	5 – 10 years
Brand name	9– 10 years
Customer base	2 – 15 years
Subscriber acquisition cost	2 – 6 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

(l)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(l)	Investment properties (continued)

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The estimated useful lives are as follows:

Investment Property	25 - 45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(m)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2021 and 2020, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(n)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(o)	Employee benefits
(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(o)	Employee benefits (continued)
(ii)	Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated based on 30 days' pay up to a of maximum full TL 8.2 as at 31 December 2021 (31 December 2020: TL 7.1), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2021 is 2.9% (31 December 2020: 3.0%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

(iii)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(v)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(p)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(p)	Provisions

 Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(q)	Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. The Company transfers control of these services over time and, therefore, satisfies the performance obligations and recognizes revenue from telecommunication services over time.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct,
•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling price. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered to the intermediary.

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sale to the subscribers, the instalments of which will be collected by the Group based on the letters of undertaking signed by the subscribers. With the letter of undertaking, the dealer assigns its receivables from handset sales to the distributor and the distributor assigns its receivables to the Group.

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(q)	Revenue (continued)

The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 20). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions when the Group does not act as principal for the sale of handset.

The Group and distributors started to offer the option to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. Revenue from financial services comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Call center revenues are recognized at the time services are rendered during the contractual period.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,
•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,
•	The entity has discretion in establishing the price for the specified good or service.

The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications mutually agreed to extend the contract, to establish and operate mobile communication infrastructure and operation in uncovered areas, until 31 December 2021 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2021, the Company has recognized TL 252,049 (31 December 2020: TL 223,965) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in the consolidated financial statements.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(r)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkey or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(s)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(t)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants, and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

(u)	Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs of disposal.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

An associate must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, whereby the share of profits and remeasurement of carrying amounts are done in accordance with normal associate rules up to the point of classification as held for sale.

The associate is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(v)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

(w)	Dividends

Provision is made for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(x)	Subsequent events

Events after the reporting date; includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

In case of events requiring correction after the reporting date, the Group corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the consolidated financial statements.

(y)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

-	The contract involved the use of an identified asset - this may be specified explicitly or implicitly;
-	The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
-	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and
-	The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;
-	The Group has the right to operate the asset or,
-	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(y)	Leases (continued)

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	Amount of the initial measurement of the lease liability,
-	Any lease payments made at or before the commencement date, less any lease incentives received,
-	Any initial direct costs incurred by the Group and
-	An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 31).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments,
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date,
-	Amounts expected to be payable under a residual value guarantee and
-	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(y)	Leases (continued)

Lease Liability (continued)

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets and
-	-The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

(z)	New standards and interpretations
i)	Standards, amendments and interpretations applicable as at 31 December 2021

-	Amendments to IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform Phase 2; effective from annual periods beginning on or after 1 January 2021. The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform. The Group has chosen early implementation of interest rate benchmark reform-Phase 2, and the alternative benchmark will be used from beginning on 1 January 2022.
-
-	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9; effective from annual periods beginning on or after 1 January 2023. These amendments defer the date of application of IFRS 17 by two years to 1 January 2023 and change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial instrument until 1 January 2023.
-

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(z)	New standards and interpretations (continued)
i)	Standards, amendments and interpretations applicable as at 31 December 2021 (continued)
-	Amendment to IFRS 16, ‘Leases’ – Covid-19 related rent concessions Extension of the Practical expedient; as of March 2021, this amendment extended till June 2022 and effective from 1 April 2021.As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

ii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2021

-	IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

-	Amendments to IAS 1, Presentation of financial statements’ on classification of liabilities; effective date deferred until accounting periods starting not earlier than 1 January 2024. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

-	A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16; effective from Annual periods beginning on or after 1 January 2022.

Amendments to IFRS 3, ‘Business combinations’ update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

Amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.

Annual improvements make minor amendments to IFRS 1, ‘First-time Adoption of IFRS’, IFRS 9, ‘Financial instruments’, IAS 41, ‘Agriculture’ and the Illustrative Examples accompanying IFRS 16, ‘Leases’.

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(z)	New standards and interpretations (continued)
ii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2021
-	Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

-	Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction; from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

The Group does not expect material impact of new standards and interpretations on the Group’s accounting policies.

3.	Business combinations

The Company's 100% owned subsidiary Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Grup Enerji Elektrik Uretim ve Insaat Sanayi ve Ticaret A.S. ("Boyut Enerji") on 6 July 2021. The respective transaction is based on an enterprise value of USD 29,600. After adjusting for the net debt of Boyut Enerji, the Group made a payment of USD 10,972. USD 500 of this amount shall be paid after two-years as from the agreement date. The control power of Boyut Enerji has transferred to the Group as of 18 August 2021. At the time the financial statements were authorized for issue, goodwill, identifiable assets and liabilities has been accounted in accordance with IFRS 3, “Business Combinations”.

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows:

Total consideration amount	95,534
- Cash consideration amount	92,259
- Contingent and deferred consideration amount (Note 29)	3,275
Net assets acquired	(87,123)
Goodwill (Note 13)	8,411

The provisional fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

Cash and cash equivalents	5,556
Other current assets	5,737
Property, plant and equipment (Note 12)	103,933
Intangible assets (Note 13)	182,881
Other non-current assets	166
Borrowings	(151,892)
Trade and other payables	(7,879)
Due to related parties	(2,510)
Provisions	(37)
Employee benefit obligations	(77)
Deferred tax liabilities	(48,755)
Fair value of total identifiable net assets (100%)	87,123

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Business combinations (continued)

The details of cash outflow due to acquisition are as follows:

Total consideration - cash	92,259
Cash and cash equivalents - acquired	(5,556)
Cash outflow due to acquisition (net)	86,703

4.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group’s operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at amortize cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 37).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary, in return for the credit support it gives related to certain financings (Note 20).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2021, guarantees of TL 3,914,303 were outstanding (31 December 2020: TL 2,171,281).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 3,045,179 (31 December 2020: TL 975,753) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Financial risk management (continued)

Liquidity risk (continued)

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 3,045,179 (31 December 2020: TL 975,753) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 37) and cash and cash equivalents (Note 25) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company’s foreign exchange risk is disclosed in Note 37.

(ii)	Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 37) and are also exposed to the risk of future changes in market interest rates.

Effect of IBOR reform

The reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There are ongoing studies for these changes. The Group’s risk exposure that is directly affected by the interest rate benchmark reform is its USD 305,360 floating-rate debt. The Group has hedged this debt with participating cross currency, cross currency and interest swaps, and it has designated at participating cross currency swap in a cash flow hedge of the variability in cash flows of the debt, due to changes in 6-month USD LIBOR that is the current benchmark interest rate after the publication of Phase-2 in August 2020. The nominal amount of these derivative instruments is USD 290,997 and the nominal amount of the hedged part of these instruments is USD 183,425.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Financial risk management (continued)

Effect of IBOR reform (continued)

The Group treasury department oversees the Group’s USD LIBOR transition plan. This transition project will include changes to systems, processes, risk and valuation models, as well as managing related tax and accounting implications. The Group currently anticipates that the areas of greatest change will be amendments to the contractual terms of the USD LIBOR-referenced floating-rate debt and the participating cross currency swap and updating hedge designations.

Effect of IBOR reform – significant assumptions

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

- The floating-rate debt will move to an alternative benchmark rate during 2022, and the spread will be similar to the spread included in the participating cross currency swap used as the hedging instrument;

- No other changes to the terms of the floating-rate debt are anticipated; and

- The Group has incorporated the uncertainty over when the floating-rate debt will move to an alternative benchmark rate, the resulting adjustment to the spread, and the other aspects of the reform that have not yet been finalized by adding an additional spread to the discount rate used in the calculation.

5.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), Turkcell Satis’s digital business services (Note 2) and Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”).

Turkcell International reportable segment includes the operations of Lifecell LLC (“lifecell”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Odeme, Paycell and Turkcell Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises the information and entertainment services in Turkey, non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji and Turkcell Satis’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

41

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Segment information (continued)

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Total segment revenue	27,223,543	22,822,872	3,750,081	2,542,410	1,075,742	845,189	4,930,019	3,603,236	(1,058,843)	(709,969)	35,920,542	29,103,738
Inter-segment revenue	(175,173)	(135,542)	(99,353)	(87,955)	(61,846)	(14,202)	(722,471)	(472,270)	1,058,843	709,969	—	—
Revenues from external customers	27,048,370	22,687,330	3,650,728	2,454,455	1,013,896	830,987	4,207,548	3,130,966	—	—	35,920,542	29,103,738
Adjusted EBITDA	12,167,845	10,283,439	1,828,333	1,169,488	638,946	507,164	401,086	338,188	(22,397)	(27,981)	15,013,813	12,270,298
IFRS 9 impairment loss provision	(251,870)	(295,978)	(7,785)	(2,845)	(10,436)	(50,356)	(1,071)	(416)	—	—	(271,162)	(349,595)

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Total segment revenue	22,822,872	19,954,368	2,542,410	2,002,789	845,189	1,144,023	3,603,236	2,661,444	(709,969)	(625,489)	29,103,738	25,137,135
Inter-segment revenue	(135,542)	(134,016)	(87,955)	(94,703)	(14,202)	(840)	(472,270)	(395,930)	709,969	625,489	—	—
Revenues from external customers	22,687,330	19,820,352	2,454,455	1,908,086	830,987	1,143,183	3,130,966	2,265,514	—	—	29,103,738	25,137,135
Adjusted EBITDA	10,283,439	8,626,020	1,169,488	903,896	507,164	660,962	338,188	267,656	(27,981)	(32,115)	12,270,298	10,426,419
IFRS 9 impairment loss provision	(295,978)	(223,879)	(2,845)	(5,109)	(50,356)	(363)	(416)	(109,506)	—	—	(349,595)	(338,857)

42

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Segment information (continued)

	2021	2020	2019

Profit for the period	5,031,278	4,239,620	3,276,690
Add/(Less):

(Profit)/loss from discontinued operations	—	—	(772,436)

Profit from continuing operations	5,031,278	4,239,620	2,504,254
Income tax expense	(490,184)	387,193	785,630
Finance income	(3,592,026)	(2,119,483)	(297,450)
Finance costs	6,492,878	3,251,164	2,025,118
Other income	(249,793)	(96,585)	(140,705)
Other expenses	619,837	619,835	487,295
Depreciation and amortization	7,291,913	5,974,779	5,046,565
Share of profit/(loss) of equity accounted investees	(90,090)	13,775	15,712
Consolidated adjusted EBITDA	15,013,813	12,270,298	10,426,419

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2021	2020	2019
Revenues
Turkey	32,269,797	26,648,183	23,229,046
Ukraine	2,832,145	1,800,983	1,322,116
Belarus	508,289	395,363	366,314
Turkish Republic of Northern Cyprus	290,498	229,652	209,109
Netherlands	19,813	28,863	8,396
Germany	—	694	2,154
	35,920,542	29,103,738	25,137,135

Non-current assets	31 December 2021	31 December 2020
Turkey	31,970,383	26,165,209
Ukraine	6,566,537	3,390,246
Belarus	493,213	264,864
Turkish Republic of Northern Cyprus	268,760	244,710
Unallocated non-current assets	1,872,144	849,992
	41,171,037	30,915,021

43

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Revenue

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Telecommunication services	25,791,341	21,676,482	3,479,631	2,299,682	—	—	—	—	(66,525)	(58,659)	29,204,447	23,917,505
Equipment revenues	1,257,639	1,006,576	120,113	122,901	—	—	2,832,180	2,208,169	(49,219)	(20,662)	4,160,713	3,316,984
Revenue from financial services	—	—	—	—	1,075,742	845,189	—	—	(61,846)	(14,202)	1,013,896	830,987
Call center revenues	46,268	34,383	48,060	34,566	—	—	540,553	415,366	(65,313)	(52,344)	569,568	431,971
Other	128,295	105,431	102,277	85,261	—	—	1,557,286	979,701	(815,940)	(564,102)	971,918	606,291
Total	27,223,543	22,822,872	3,750,081	2,542,410	1,075,742	845,189	4,930,019	3,603,236	(1,058,843)	(709,969)	35,920,542	29,103,738

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Telecommunication services	21,676,482	19,157,657	2,299,682	1,780,793	—	—	—	—	(58,659)	(60,147)	23,917,505	20,878,303
Equipment revenues	1,006,576	637,029	122,901	115,905	—	—	2,208,169	1,497,765	(20,662)	(4,659)	3,316,984	2,246,040
Revenue from financial services	—	—	—	—	845,189	1,141,712	—	—	(14,202)	(839)	830,987	1,140,873
Call center revenues	34,383	69,777	34,566	17,008	—	—	415,366	308,126	(52,344)	(82,468)	431,971	312,443
Other	105,431	89,905	85,261	89,083	—	2,311	979,701	855,553	(564,102)	(477,376)	606,291	559,476
Total	22,822,872	19,954,368	2,542,410	2,002,789	845,189	1,144,023	3,603,236	2,661,444	(709,969)	(625,489)	29,103,738	25,137,135

44

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Revenue (continued)
	31 December 2021
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment Eliminations	Consolidated
Telecommunication services	25,791,341	3,479,631	—	—	(66,525)	29,204,447
At a point in time	229,120	26,085	—	—	(1)	255,204
Over time	25,562,221	3,453,546	—	—	(66,524)	28,949,243
Equipment related	1,257,639	120,113	—	2,832,180	(49,219)	4,160,713
At a point in time	1,035,373	120,113	—	2,832,180	(49,219)	3,938,447
Over time	222,266	—	—	—	—	222,266
Revenue from financial services	—	—	1,075,742	—	(61,846)	1,013,896
At a point in time	—	—	441,404	—	(61,846)	379,558
Over time	—	—	634,338	—	—	634,338
Call center	46,268	48,060	—	540,553	(65,313)	569,568
At a point in time	—	—	—	—	—	—
Over time	46,268	48,060	—	540,553	(65,313)	569,568
All other segments	128,295	102,277	—	1,557,286	(815,940)	971,918
At a point in time	6,013	351	—	46,625	(2,953)	50,036
Over time	122,282	101,926	—	1,510,661	(812,987)	921,882
Total	27,223,543	3,750,081	1,075,742	4,930,019	(1,058,843)	35,920,542
At a point in time	1,270,506	146,549	441,404	2,878,805	(114,019)	4,623,245
Over time	25,953,037	3,603,532	634,338	2,051,214	(944,824)	31,297,297

	31 December 2020
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment Eliminations	Consolidated
Telecommunication services	21,676,482	2,299,682	—	—	(58,659)	23,917,505
At a point in time	254,619	14,821	—	—	—	269,440
Over time	21,421,863	2,284,861	—	—	(58,659)	23,648,065
Equipment related	1,006,576	122,901	—	2,208,169	(20,662)	3,316,984
At a point in time	918,344	122,901	—	2,208,169	(20,662)	3,228,752
Over time	88,232	—	—	—	—	88,232
Revenue from financial services	—	—	845,189	—	(14,202)	830,987
At a point in time	—	—	245,223	—	(14,202)	231,021
Over time	—	—	599,966	—	—	599,966
Call center	34,383	34,566	—	415,366	(52,344)	431,971
At a point in time	—	—	—	—	—	—
Over time	34,383	34,566	—	415,366	(52,344)	431,971
All other segments	105,431	85,261	—	979,701	(564,102)	606,291
At a point in time	10	9,132	—	52,958	(4,342)	57,758
Over time	105,421	76,129	—	926,743	(559,760)	548,533
Total	22,822,872	2,542,410	845,189	3,603,236	(709,969)	29,103,738
At a point in time	1,172,973	146,854	245,223	2,261,127	(39,206)	3,786,971
Over time	21,649,899	2,395,556	599,966	1,342,109	(670,763)	25,316,767

45

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7.	Other income and expense

Recognized in the statement of profit or loss:

	2021	2020	2019
Gain on sale of fixed assets	109,489	23,950	47,169
Gain on modification of lease contract	23,281	13,840	1,484
Rent income	11,960	8,839	6,522
Non-interest income from banks	8,654	12,245	2,477
Other	96,409	37,711	83,053
Other income	249,793	96,585	140,705

Litigation expenses	(313,049)	(387,352)	(303,879)
Revaluation tax expense (*)	(156,577)	—	—
Donation expenses	(89,481)	(60,778)	—
Supplementary contributions to retailers	(4,492)	(46,804)	—
Subscriber returns (**)	—	(22,722)	—
Restructuring cost	(5,993)	(13,051)	(91,710)
Other	(50,245)	(89,128)	(91,706)
Other expense	(619,837)	(619,835)	(487,295)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets (Note 10).

(**) It consists of the transfer of the expired portion of the returns that cannot be made to the subscribers due to various reasons despite the performance of all obligations specified in the legislation, to the Evrensel Fund.

46

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Employee benefit expenses
	2021	2020	2019
Wages and salaries (*)	3,435,969	2,820,500	2,434,790
Employee termination benefits (**)	58,412	38,879	31,799
Defined contribution plans	20,004	14,677	12,785
	3,514,385	2,874,056	2,479,374

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of employee termination benefits for the years ended 31 December 2021, 2020 and 2019 amounting to
TL 163,588, TL 37,230 and TL 36,385 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

9.	Finance income and costs

Recognized in the statement of profit or loss:

	2021	2020	2019
Cash flow hedges - reclassified to profit or loss	1,631,491	1,410,997	—
Net fair value gains and interest on derivative financial instruments	1,258,961	317,820	—
Interest income	662,514	366,695	288,010
Other	39,060	23,971	9,440
Finance income	3,592,026	2,119,483	297,450

Net foreign exchange losses	(5,538,543)	(2,409,550)	(1,039,618)
Net interest expenses for financial assets and liabilities measured at amortized cost	(918,087)	(811,439)	(874,535)
Net fair value losses and interest on derivative financial instruments	—	—	(550,438)
Cash flow hedges - reclassified to profit or loss	—	—	461,133
Other	(36,248)	(30,175)	(21,660)
Finance costs	(6,492,878)	(3,251,164)	(2,025,118)
Net finance costs	(2,900,852)	(1,131,681)	(1,727,668)

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and cash and cash equivalents.

Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements, which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

Interest income and expense on financial assets measured at amortized cost are shown as netted of on consolidated statement of profit or loss. The Company has gross interest income and expense on financial assets at amortized cost amounting to TL 387,708, TL (1,305,795), TL 281,993, TL (1,093,432), and TL 316,932, TL (1,191,467) for the years ended 31 December 2021, 2020 and 2019, respectively.

Foreign exchange gains and losses are shown as netted of on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 9,011,204, TL (14,549,747), TL 2,398,635, TL (4,808,185) and TL 1,110,260, TL (2,149,878) for the years ended 31 December 2021, 2020 and 2019, respectively.

47

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Income tax expense
	2021	2020	2019

Current income tax expense	(681,513)	(724,688)	(570,509)
Deferred income tax credit/(expense)	1,171,697	337,495	(215,121)
Total income tax expense	490,184	(387,193)	(785,630)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income 2021	Before tax	Tax (expense)/ credit	Net of tax
Foreign currency translation differences	2,410,295	(861,143)	1,549,152
Change in cash flow hedge reserve	197,211	(55,912)	141,299
Change in cost of hedging reserve	(1,185,074)	237,015	(948,059)
Fair value reserve	(65,494)	13,099	(52,395)
Hedges of net investments in foreign operations	(1,558,374)	311,675	(1,246,699)
Remeasurements of employee termination benefits	(163,588)	32,276	(131,312)
	(365,024)	(322,990)	(688,014)

2020
Foreign currency translation differences	29,352	7,729	37,081
Change in cash flow hedge reserve	9,914	(5,957)	3,957
Change in cost of hedging reserve	(487,644)	92,089	(395,555)
Fair value reserve	(1,970)	483	(1,487)
Hedges of net investments in foreign operations	(368,959)	72,684	(296,275)
Remeasurements of employee termination benefits	(37,230)	6,085	(31,145)
	(856,537)	173,113	(683,424)

2019
Foreign currency translation differences	536,796	(99,234)	437,562
Change in cash flow hedge reserve	(217,877)	47,933	(169,944)
Change in cost of hedging reserve	75,605	(16,634)	58,971
Fair value reserve	4,451	(979)	3,472
Hedges of net investments in foreign operations	(55,389)	12,186	(43,203)
Remeasurements of employee termination benefits	(36,385)	8,005	(28,380)
	307,201	(48,723)	258,478

48

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Income tax expense (continued)

Reconciliation of income tax expense

	2021	2020	2019
Profit from continuing operations before income tax expense	4,541,094	4,626,813	3,289,884
(Loss) from discontinued operations before income tax expense	—	—	772,436
Profit before income tax expense	4,541,094	4,626,813	4,062,320

Tax at the Turkey’s tax rate	(1,135,274)	(1,017,899)	(893,710)
Difference in overseas tax rates	16,711	(3,825)	(12,580)
Effect of exemptions	231,817	130,718	123,878
Revaluation effect of tangible and intangible assets (*)	1,641,145	—	—
Previously unrecognized tax losses used to reduce deferred tax expense (**)	—	665,842	—
Utilization of previously unrecognized tax losses	—	6,746	—
Effect of amounts which are not deductible and permanent differences	(467,266)	(123,738)	(134,538)
Tax exemptions from sale of subsidiary and associate (***)	—	—	169,936
Change in unrecognized deferred tax assets (****)	(17,970)	(47,094)	(41,681)
Adjustments for current tax of prior years	(5,115)	(4,667)	3,880
Effect of increase in corporate tax rate in Turkey	237,709	8,119	—
Tax effect of investment in associate and joint venture	(13,514)	(2,794)	(2,592)
Other	1,941	1,399	1,777
Total income tax expense	490,184	(387,193)	(785,630)

(*) With Article 11 of the Law No. 7326 published in the Official Gazette on 9 June 2021, the opportunity to revalue the properties and depreciable economic assets on the effective date of the law was introduced. The provision of the article can be used until 31 December 2021. These assets will be valued with the Producer Price Index (“PPI”) rate and tax, calculated 2% of valuation difference, paid in 3 installments (at two-month intervals) at the rate of 2%. For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the law amendment, deferred tax asset has been recognised in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss.

(**) Mainly comprises the deferred tax credit of TL 665,842 which relates to the carried-forward tax losses of lifecell. lifecell has recorded positive taxable profits for the year ended 31 December 2020, mainly as a result of increased subscriber numbers and cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. The tax losses can be carried forward indefinitely and have no expiry date.

(***) For the years ended 31 December 2019, includes the Group’s transfer of its total shareholding in Fintur and Azerinteltek, respectively.

(****) Mainly comprises of unused tax losses for which no deferred tax asset has been recognized.

On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

49

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Income tax expense (continued)

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns by the end of the fourth month following the closing of the accounting year to which they relate. Corporate tax payment is made by the end of the month in which the tax return is filed. The tax authorities may, however, examine such returns and the underlying accounting records, and may revise assessments within a five-year period. Advance tax returns are filed on a quarterly basis.

In Turkey, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 15% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.

Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

The earnings arising from the sale of founding shares, redeemed shares and priority rights, which the institutions have for at least two full years in their assets are exempted from corporate tax for 75%. The earnings arising from the sale of immovables, which the institutions have for at least two full years in their assets are exempted from corporate tax for 50%. The exempted earnings are transferred to another account in any way other than being added to the capital within five years or withdrawn from the business or taxes not accrued on time due to the exception applied for the part transferred to the head office by limited taxpayer institutions are considered to be lost. The sales must be collected until the end of the second calendar year following the sale

50

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Income tax expense (continued)

Pursuant to Article 10/13-h of Law No.7143 published in the Official Gazette dated 18 May 2018 and numbered 30425;

•     For the resident real persons and institutions,

-	Income from the sale of non-resident subsidiary shares,
-	Participation income from non-resident subsidiaries,
-	Commercial income through permanent establishment and permanent representatives abroad,

including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until 31 December 2018. In accordance with the Presidential Decree dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary’s shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

•     For the resident real persons and institutions, income from the liquidation of non-resident institutions are exempt from income tax or corporation tax under condition that incomes are transferred to Turkey until the date 31 December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, income from the liquidation of non-resident institutions are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

7532 Law on amending the Tax Procedure Law and Corporate Tax Law was enacted on 20 January 2022. It has been decided that the financial statements will not be subject to inflation adjustment in the 2021 and 2022 accounting periods, including the provisional accounting periods, and in the provisional tax periods of the 2023 accounting period, regardless of whether the conditions for the inflation adjustment within the scope of the Repeated Article 298 are met. In line with the Law No. 7352, inflation adjustment will be applied to the financial statements dated 31 December 2023, and the profit/loss difference arising from the inflation adjustment will not be taxed.

11.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2021, 2020 and 2019 is as follows:

Cost of revenue:

	2021	2020	2019
Depreciation and amortization (*)	(7,291,913)	(5,974,779)	(5,046,565)
Cost of goods sold	(4,377,966)	(3,301,984)	(2,278,283)
Share of Turkish Treasury (Note 1)	(2,816,508)	(2,418,800)	(2,191,427)
Interconnection and termination expenses	(2,608,009)	(2,247,647)	(1,909,614)
Employee benefit expenses	(2,085,343)	(1,741,591)	(1,447,037)
Radio expenses	(1,258,037)	(921,153)	(734,583)
Frequency expenses	(1,032,410)	(887,243)	(802,950)
Transmission expenses	(565,820)	(426,036)	(335,980)
Universal service fund	(388,817)	(330,932)	(297,053)
Roaming expenses	(340,282)	(214,478)	(238,147)
Cost of revenue from financial services (**)	(223,050)	(135,237)	(240,297)
Others	(2,241,819)	(1,736,179)	(1,561,544)
	(25,229,974)	(20,336,059)	(17,083,480)

(*) As at 31 December 2021, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 66,798 (31 December 2020: TL 39,726; 31 December 2019: TL 26,478).

(**) As at 31 December 2021, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 31,722 (31 December 2020: TL 18,166; 31 December 2019: TL 11,358).

51

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Expenses by nature (continued)

Selling and marketing expenses:

	2021	2020	2019
Employee benefit expenses	(779,470)	(634,367)	(547,136)
Marketing expenses	(733,381)	(507,921)	(554,538)
Selling expenses	(163,974)	(173,064)	(349,269)
Others	(101,658)	(57,601)	(104,246)
	(1,778,483)	(1,372,953)	(1,555,189)

Administrative expenses:

	2021	2020	2019
Employee benefit expenses	(617,850)	(479,932)	(473,843)
Consultancy expenses	(88,534)	(53,105)	(51,308)
Service expenses	(44,971)	(58,255)	(52,756)
Collection expenses	(38,224)	(52,189)	(57,097)
Maintenance and repair expenses	(27,419)	(20,139)	(26,610)
Travel and entertainment expenses	(17,938)	(17,009)	(34,644)
Other	(84,087)	(68,983)	(83,497)
	(919,023)	(749,612)	(779,755)

Net impairment losses on financial and contract assets:

	2021	2020	2019
Net impairment losses on financial and contract assets	(271,162)	(349,595)	(338,857)
	(271,162)	(349,595)	(338,857)

52

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12. Property, plant and equipment

Cost	Balance as at 1 January 2021	Additions	Disposals	Transfers	Acquisition through business combination	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance as at 31 December 2021
Network infrastructure (All operational)	24,923,118	1,415,616	(435,571)	4,084,711	—	—	—	4,319,376	34,307,250
Land and buildings	1,485,249	40,466	(10,191)	185,428	—	—	(14,021)	33,470	1,720,401
Equipment, fixtures and fittings	955,894	87,930	(25,762)	16,858	27	—	—	67,137	1,102,084
Motor vehicles	44,999	2,162	(2,399)	—	156	—	—	6,220	51,138
Leasehold improvements	342,093	8,849	(32,476)	546	—	—	—	10,746	329,758
Electricity production power plant	—	—	—	—	103,750	—	—	—	103,750
Construction in progress	681,299	4,217,377	(4,817)	(4,298,421)	—	(20,000)	—	235,130	810,568
Total	28,432,652	5,772,400	(511,216)	(10,878)	103,933	(20,000)	(14,021)	4,672,079	38,424,949

Accumulated depreciation
Network infrastructure (All operational)	13,090,823	2,762,649	(372,950)	—	—	4,493	—	3,311,476	18,796,491
Land and buildings	354,312	82,528	(3,804)	—	—	—	(9,999)	20,388	443,425
Equipment, fixtures and fittings	717,871	66,229	(21,141)	—	—	—	—	58,242	821,201
Motor vehicles	40,027	3,373	(2,399)	—	—	—	—	6,104	47,105
Leasehold improvements	326,889	7,698	(31,026)	—	—	—	—	8,465	312,026
Electricity production power plant	—	1,922	—	—	—	—	—	—	1,922
Total	14,529,922	2,924,399	(431,320)	—	—	4,493	(9,999)	3,404,675	20,422,170

Net book amount	13,902,730	2,848,001	(79,896)	(10,878)	103,933	(24,493)	(4,022)	1,267,404	18,002,779

Depreciation expenses for the years ended 31 December 2021, 2020 and 2019 amounting to TL 2,948,892, TL 2,425,566 and TL 2,196,902, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2021, 2020 and 2019 are TL 24,493, TL 4,185 and TL 18,007, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 7.6%, 12.4% and 18.5%; TL 183,951 and TL 100,051 and TL 123,449 for the years ended 31 December 2021, 2020 and 2019 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

Network infrastructure mainly consists of mobile and fixed network infrastructure investments.

53

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Property, plant and equipment (continued)

Cost	Balance as at 1 January 2020	Additions	Disposals	Transfers	Disposal of subsidiaries	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance as at 31 December 2020
Network infrastructure (All operational)	22,022,991	818,989	(699,727)	2,671,001	(15,536)	—	—	125,400	24,923,118
Land and buildings	1,211,323	68,667	(2,004)	212,943	—	—	(6,781)	1,101	1,485,249
Equipment, fixtures and fittings	866,409	93,428	(10,954)	8,961	(3,482)	—	—	1,532	955,894
Motor vehicles	44,518	2,098	(1,690)	—	(4)	—	—	77	44,999
Leasehold improvements	335,837	7,149	(62)	341	(1,574)	—	—	402	342,093
Construction in progress	666,328	2,921,952	(11,372)	(2,898,087)	—	(2)	—	2,480	681,299
Total	25,147,406	3,912,283	(725,809)	(4,841)	(20,596)	(2)	(6,781)	130,992	28,432,652

Accumulated depreciation
Network infrastructure (All operational)	11,382,813	2,270,537	(656,472)	—	(15,536)	4,183	—	105,298	13,090,823
Land and buildings	285,626	73,594	—	—	—	—	(5,528)	620	354,312
Equipment, fixtures and fittings	673,927	53,914	(7,865)	—	(3,287)	—	—	1,182	717,871
Motor vehicles	37,840	3,714	(1,593)	—	(4)	—	—	70	40,027
Leasehold improvements	308,709	19,622	(49)	—	(1,574)	—	—	181	326,889
Total	12,688,915	2,421,381	(665,979)	—	(20,401)	4,183	(5,528)	107,351	14,529,922

Net book amount	12,458,491	1,490,902	(59,830)	(4,841)	(195)	(4,185)	(1,253)	23,641	13,902,730

54

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Intangible assets

Turkcell

The carrying amounts of 2G, 3G and 4.5G licenses are TL 57,478, TL 276,957 and TL 2,882,117, respectively (31 Decemer 2020: TL 103,460, TL 320,599 and TL 3,320,721, respectively).

lifecell

lifecell owns nine activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven PSTN licenses for seven regions in Ukraine. As of 31 December 2021, lifecell owns twenty frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay and Broadband Radio Access, which are regional and national. Additionally, lifecell holds a specific number range — three NDC codes for mobile network, twenty-eight permissions on a number resource for short numbers, ten permissions on a number resource for SS-7 codes (six regional and four international), one permission on a number resource for Mobile Network Code, eight permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service “800”. The carrying amount of lifecell’s licenses is TL 2,054,249 (31 December 2020: TL 1,217,173).

55

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2021	Additions	Disposals	Transfers	Acquisition through business combinations	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2021
Telecommunication licenses	9,188,733	279	(830)	18	—	—	1,554,745	10,742,945
Computer software	11,835,827	2,003,373	(73,673)	131,439	—	—	540,882	14,437,848
Transmission line software	88,499	764	—	—	—	—	—	89,263
Indefeasible right of usage	159,995	6,127	—	—	—	—	—	166,122
Brand name	9,483	534	(48)	592	—	—	1,650	12,211
Customer base	15,512	—	—	—	—	—	—	15,512
Goodwill (*)	40,010	—	—	—	8,411	—	—	48,421
Subscriber acquisition cost	4,787,853	1,804,368	(56,666)	—	—	—	110,045	6,645,600
Electricity production license	—	—	—	—	182,881	—	—	182,881
Other	186,743	63,722	—	(457)	—	—	6,274	256,282
Construction in progress	1,142	135,067	(551)	(120,714)	—	—	799	15,743
Total	26,313,797	4,014,234	(131,768)	10,878	191,292	—	2,214,395	32,612,828

Accumulated amortization
Telecommunication licenses	4,253,203	662,888	(830)	—	—	26	537,662	5,452,949
Computer software	7,304,194	1,324,586	(73,471)	—	—	15,319	437,734	9,008,362
Transmission line software	79,073	846	—	—	—	—	—	79,919
Indefeasible right of usage	56,974	11,532	—	—	—	—	—	68,506
Brand name	7,040	32	(33)	—	—	—	306	7,345
Customer base	13,085	437	—	—	—	—	—	13,522
Subscriber acquisition cost	2,133,755	995,510	(56,666)	—	—	—	93,030	3,165,629
Electricity production license	—	3,382	—	—	—	—	—	3,382
Other	98,689	52,106	—	—	—	—	640	151,435
Total	13,946,013	3,051,319	(131,000)	—	—	15,345	1,069,372	17,951,049

Net book amount	12,367,784	962,915	(768)	10,878	191,292	(15,345)	1,145,023	14,661,779

(*) As of 31 December 2021, the consolidated financial statements include goodwill amounting to TL 32,834, TL 8,411 and TL 7,176 regarding Turkcell Superonline, Boyut Enerji (Note 3) and Yaani respectively
(31 December 2020: 40,010). No impairment test for goodwill has been performed due to immaterial to consolidated financial statements.

56

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2020	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Disposal of subsidiaries	Acquisition through business combinations	Effects of movements in exchange rates	Balance at 31 December 2020
Telecommunication licenses	9,132,617	695	(32,445)	10,110	—	—	—	77,756	9,188,733
Computer software	10,133,924	1,621,210	(31,808)	107,819	—	(10,164)	—	14,846	11,835,827
Transmission line software	74,379	14,120	—	—	—	—	—	—	88,499
Central betting system operating right	12,426	—	—	—	—	(12,426)	—	—	—
Indefeasible right of usage	117,618	9,709	—	32,668	—	—	—	—	159,995
Brand name	7,740	1,518	—	—	—	—	—	225	9,483
Customer base	15,512	—	—	—	—	—	—	—	15,512
Goodwill (*)	32,834	—	—	—	—	—	7,176	—	40,010
Subscriber acquisition cost	3,248,859	1,573,606	(37,307)	—	—	—	—	2,695	4,787,853
Other	93,942	20,968	(388)	39	—	—	71,652	530	186,743
Construction in progress	13,452	134,089	(712)	(145,795)	—	—	—	108	1,142
Total	22,883,303	3,375,915	(102,660)	4,841	—	(22,590)	78,828	96,160	26,313,797

Accumulated amortization
Telecommunication licenses	3,632,968	636,749	(28,052)	(7,700)	—	—	—	19,238	4,253,203
Computer software	6,290,133	1,023,203	(24,295)	—	18,460	(10,164)	—	6,857	7,304,194
Transmission line software	71,602	7,471	—	—	—	—	—	—	79,073
Central betting system operating right	12,375	—	—	—	—	(12,375)	—	—	—
Indefeasible right of usage	40,420	8,854	—	7,700	—	—	—	—	56,974
Brand name	7,040	—	—	—	—	—	—	—	7,040
Customer base	12,648	437	—	—	—	—	—	—	13,085
Subscriber acquisition cost	1,447,606	721,637	(37,307)	—	—	—	—	1,819	2,133,755
Other	60,449	38,158	(107)	—	—	—	—	189	98,689
Total	11,575,241	2,436,509	(89,761)	—	18,460	(22,539)	—	28,103	13,946,013

Net book amount	11,308,062	939,406	(12,899)	4,841	(18,460)	(51)	78,828	68,057	12,367,784

(*) On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani (formerly "NTENT Netherlands BV"). The transfer of legal shares was completed on 14 May 2019. The acquisition date has been determined as 1 June 2020. The total consideration transferred amounting to USD 12,310 (TL 78,828) has been accounted for under ‘Goodwill’ in the 30 June 2020 financial statements. In accordance with a purchase price allocation report prepared by qualified external experts, total acquisition amount has been allocated to ‘Intangible assets’ amounting to USD 10,472 (TL 71,652) and ‘Goodwill’ amounting to TL 7,176. Management worked closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model.

57

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Intangible assets (continued)

Amortization expenses for the years ended 31 December 2021, 2020 and 2019 amounting to TL 3,066,664, TL 2,454,969 and TL 1,920,756, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2021, 2020 and 2019 are TL 15,345, TL 18,460 and TL 2,540, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 345,369 for the year ended 31 December 2021 (31 December 2020: TL 244,204). The amortization expenses related to capitalized software development costs for the years ended 31 December 2021, 2020 and 2019 amounting to TL 44,347, TL 46,601 and TL 47,591, respectively are recognized in cost of revenue.

14.	Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. At 31 December 2021, no impairment test has been carried out since there was no indication of impairment in any of the Group’s CGUs.

15.	Investment properties
	31 December 2021	31 December 2020
Cost Opening balance	37,079	46,283
Addition	—	—
Disposal	—	(15,985)
Transfer to property, plant and equipment	14,021	6,781
Closing balance	51,100	37,079
Accumulated depreciation
Opening balance	(23,404)	(30,000)
Transfer to property, plant and equipment	(9,999)	(5,528)
Depreciation and impairment charges during the year	(1,109)	(697)
Disposal	—	12,821
Closing balance	(34,512)	(23,404)

Net book amount	16,588	13,675

Determination of the fair values of the Group’s investment properties

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2021 is TL 6,872 (31 December 2020: TL 5,855 and 31 December 2019: TL 4,078). There is no direct operating expense for investment properties during the year ended 31 December 2021 (31 December 2020: TL 294 and 31 December 2019: 522).

58

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Investment properties (continued)

The Group’s investment properties and their fair values at 31 December 2021 and 2020 are as follows:

31 December 2021	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	-	-	52,725	Income capitalization approach
Investment properties in Ankara	-	32,315	-	Market approach
Investment properties in Istanbul	-	6,705	-	Market approach
Investment properties in Adana	-	3,765	-	Market approach
Investment properties in Aydin	-	3,600	-	Market approach
	-	46,385	52,725
31 December 2020	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	-	-	22,340	Income capitalization approach
Investment properties in Ankara	-	15,160	-	Market approach
Investment properties in Aydin	-	2,515	-	Market approach
	-	17,675	22,340

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

59

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Right of use assets

Closing balances of right of use assets as of 31 December 2021 and 31 December 2020 and depreciation and amortization expenses for the years ended 31 December 2021 and 31 December 2020 is stated as below:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2021	1,182,847	306,343	218,104	159,769	111,462	1,978,525	24,956	376,693	401,649	2,380,174
Depreciation and amortization charge for the year	(688,321)	(67,500)	(297,333)	(50,291)	(94,141)	(1,197,586)	(19,575)	(58,087)	(77,662)	(1,275,248)
Balance at 31 December 2021	1,521,783	283,175	262,267	135,530	103,956	2,306,711	45,307	631,630	676,937	2,983,648

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2020	1,082,193	126,057	70,235	40,199	60,982	1,379,666	22,984	380,446	403,430	1,783,096
Depreciation and amortization charge for the year	(576,941)	(54,902)	(275,038)	(43,916)	(78,364)	(1,029,161)	(18,657)	(45,729)	(64,386)	(1,093,547)
Balance at 31 December 2020	1,182,847	306,343	218,104	159,769	111,462	1,978,525	24,956	376,693	401,649	2,380,174

As at 31 December 2021, the Company has additions to right of use assets amounting to TL 1,692,693 (31 December 2020: TL 1,791,823) and interest expense on lease liabilities amounting to TL 359,240 (31 December 2020: TL 289,718). Depreciation and amortization expenses amounting to TL 1,275,248 (31 December 2020: TL 1,093,547) are recognized in cost of revenues.

60

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Discontinued operations

Disposal of Fintur

In 2016, the Group has committed to the plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased as of 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of the carrying amount and fair value less costs to sell.

The Company signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). The transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to receipt of regulatory approvals on 29 March 2019. The final transaction value is realized as TL 2,229,595 (EUR 352,851). The share transfer has been completed in 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discontinued operations in the consolidated financial statements.

Reconciliation of Fintur sales for the period ended 31 December 2019 is stated as below:

31 December 2019
Consideration received or receivable:
Cash	2,229,595
Total disposal consideration	2,229,595
Carrying amount of net assets sold	(1,825,292)
Gain on sale before income tax and reclassification of foreign currency translation reserve	404,303
Reclassification of foreign currency translation reserve	368,133
Income tax expense on gain	—
Gain on sale after income tax	772,436

Subsequent to recognition of gain on sale of Fintur for the three months period ended 31 March 2019, the Company has recognized compensation expense, which has been paid on 23 July 2019 according to Kcell Share Purchase Agreement amounting to TL 59,224 (USD 10,448).

18.	Other non-current assets
	2021	2020
Advances given for property, plant and equipment	855,490	561,298
Deposits and guarantees given	162,921	78,401
Prepaid expenses	154,096	141,201
Receivables from the Public Administration	—	72,848
VAT receivable	17,030	29,025
Others	359	1,069
	1,189,896	883,842

61

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2021 and 2020 are attributable to the following:

	Assets		Liabilities		Net
	2021	2020	2021	2020	2021	2020
Property, plant and equipment and intangible assets	412,728	123,871	(953,814)	(2,117,594)	(541,086)	(1,993,723)
Derivative instruments	5,922	27,177	(520,298)	(407,740)	(514,376)	(380,563)
Reserve for employee termination benefits and provisions	235,581	258,675	(19,295)	(1,362)	216,286	257,313
Trade and other payables	45,314	26,511	(1,095)	(149,827)	44,219	(123,316)
Tax losses carried forward	1,155,781	1,101,043	—	(3,254)	1,155,781	1,097,789
Tax allowances	62,692	5,158	—	—	62,692	5,158
Other assets and liabilities (*)	551,660	638,991	(104,118)	(2,872)	447,542	636,119
Deferred tax assets/(liabilities)	2,469,678	2,181,426	(1,598,620)	(2,682,649)	871,058	(501,223)
Offsetting	(670,066)	(1,344,818)	670,066	1,344,818	—	—
Net deferred tax assets/(liabilities)	1,799,612	836,608	(928,554)	(1,337,831)	871,058	(501,223)

(*) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities deferred tax assets.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2021 and 2020 were as follows:

	2021	2020

Opening balance	(501,223)	(976,288)
Income statement charge	1,171,697	337,495
Tax charge relating to components of other comprehensive income	(322,990)	173,113
Acquisition through business combinations	(48,755)	—
Exchange differences	572,329	(35,543)
Closing balance, net	871,058	(501,223)

The Group did not recognize deferred income tax assets of TL 981,441 (31 December 2020: TL 551,847) in respect of tax losses amounting to 5,368,360 (31 December 2020: TL 2,986,951) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2022	249,297
2023	369,937
2024	632,879
2025	2,198,295
2026	88,601
2027	1,078,582
2028	314,740
2029	—
2030	139,958
2031	206,963
Indefinite	89,108
Total	5,368,360

62

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Trade receivables
	31 December 2021	31 December 2020
Receivables from subscribers	2,575,698	2,263,544
Accounts and notes receivable	1,143,538	766,921
Undue assigned contracted receivables	467,693	435,332
	4,186,929	3,465,797

Trade receivables are shown net of provision for impairment amounting to TL 623,491 as at 31 December 2021 (31 December 2020: TL 617,932). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 37. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 37.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 657,904 and TL 351,698 at 31 December 2021 and 2020, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 169,570 (31 December 2020: TL 172,261) is presented under non-current trade receivable amounted to TL 256,442 (31 December 2020: TL 222,451).

21.	Receivables from financial services
	31 December 2021	31 December 2020
Non-current receivables from financial services	137,559	75,717

Current receivables from financial services	2,014,626	1,886,381

Movements in provision for impairment of receivables from financial services are disclosed in Note 37.

The Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

63

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

22.	Contract assets

Non-current contract assets:	31 December 2021	31 December 2020
Contract assets	67,505	128,114

Current contract assets:	31 December 2021	31 December 2020
Contract assets	1,180,236	972,052

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group’s right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under long term contract assets.

23.	Inventory

As of 31 December 2021, inventories amounting to TL 260,535 which consist of mainly mobile phone and its accessories, tablet, sim-cards and tower construction materials (31 December 2020: TL 203,715).

24.	Other current assets
	31 December 2021	31 December 2020
Receivables from the Ministry of Transport and Infrastructure of Turkey	306,806	224,563
Prepaid taxes	196,019	6,918
Prepaid expenses	174,643	163,657
Advances given to suppliers	96,952	48,141
VAT receivable	90,645	49,490
Receivables from tax office	12,276	20,864
Other	31,779	45,353
	909,120	558,986

64

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Cash and cash equivalents

	31 December 2021	31 December 2020
Cash in hand	184	179
Banks	18,640,827	11,858,067
- Demand deposits	3,045,179	975,753
- Time deposits	15,595,648	10,882,314
Other cash and cash equivalents	—	8,354
Impairment loss provision	(12,346)	(6,045)
Cash and cash equivalents	18,628,665	11,860,555

As at 31 December 2021, the average effective interest rates of TL, USD, EUR and RMB time deposits are 27.7%, 1.3%, 0.5% and 0.3% (31 December 2020: 17.4%, 2.8%,1.8% and 0.7%) respectively.

As at 31 December 2021, average maturity of time deposits is 29 days (31 December 2020: 30 days).

As of 31 December 2021, the net amount of cash and cash equivalents is TL 18,619,881 excluding the interest income accrual amounting to TL 8,784.

26.	Financial assets

Debt investments at fair value through other comprehensive income

Debt investments at FVOCI comprise the following investments in listed and unlisted securities:

	31 December	31 December
Non-current assets	2021	2020
Listed debt securities	1,376,645	—

	31 December	31 December
Current assets	2021	2020
Listed debt securities	51,166	529,610

	Fair values

	31 December 2021	31 December 2020	Fair value hierarchy	Valuation technique

Financial assets at fair value through other comprehensive income	—	272,334	Level 2	Present value of the estimated future cash flows based on observable yield curves and period end FX rates
	1,427,811	257,276	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	1,427,811	529,610

65

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26.	Financial assets (continued)

Debt investments at fair value through other comprehensive income (continued)

As of 31 December 2021 and 2020, the notional and fair value amounts of financial assets are as follows:

31 December 2021
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity

EUR	1,995	31,347	16 February 2026
EUR	15,189	216,874	8 July 2027
TL	24,312	25,583	2 March 2022
TL	24,108	25,583	2 March 2022
USD	21,000	286,017	14 July 2023
USD	996	13,479	10 August 2024
USD	19,824	250,956	14 October 2025
USD	2,168	27,595	26 January 2026
USD	25,000	319,874	22 June 2026
USD	18,470	230,503	25 March 2027
Total financial assets		1,427,811

31 December 2020
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity

EUR	10,000	91,229	5 February 2021
EUR	20,000	181,105	13 March 2021
EUR	20,000	178,375	17 December 2021
EUR	1,995	19,718	16 February 2026
TL	24,108	24,819	2 March 2022
TL	24,312	24,362	2 March 2022
USD	300	1,966	21 February 2022
USD	996	8,036	10 August 2024
Total financial assets		529,610

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December
	2021	2020
Gains / (Losses) recognized in other comprehensive income
Related to debt securities	(65,494)	(1,970)
Related to debt securities, tax effect	13,099	483
	(52,395)	(1,487)

66

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Equity

Share capital

As at 31 December 2021, share capital represents 2,200,000,000 (31 December 2020: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2021		31 December 2020
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)
Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2021, total number of shares pledged as security is 995,509 (2020: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

During 2020, the Company purchased 816,290 of its shares on-market with prices ranging from full
TL 12.09 to full TL 12.35 and the buyback was approved by the Board of Directors on 27 July 2016 and
30 January 2017. During 2021, there have been no treasury shares buyback (2020: TL 9,994).

Dividends

Turkcell:

On 16 March 2021, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2020 amounting to TL 2,585,787 (2020:TL 811,622); this represents a gross cash dividend of full TL 1,17535 per share. The dividend has been paid to the shareholders on 4 May 2021, 3 August 2021 and 2 November 2021 to the shareholders.

67

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Earnings per share
	2021	2020	2019
Numerator:
Profit attributable to owners of the Company	5,031,098	4,237,086	3,246,487
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,922,483
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	2.30	1.94	1.49

Numerator:
Profit from continuing operations attributable to owners of the Company	5,031,098	4,237,086	2,474,051
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,922,483
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	2.30	1.94	1.14

Numerator:
Profit from discontinuing operations attributable to owners of the Company	—	—	772,436
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,922,483
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	—	—	0.35

(*) Refer to Note 27 - Treasury shares

29.	Other non-current liabilities
	2021	2020

Consideration payable in relation to the acquisition of Belarusian Telecom	758,261	475,879
Consideration payable in relation to the acquisition of Boyut Enerji	3,275	—
Deferred revenue	5,838	22,180
Other	2,522	—
	769,896	498,059

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent consideration payable to the seller. Payment of USD 100,000 (equivalent to TL 1,332,900 as of 31 December 2021) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, the amount is expected to be paid in instalments between 2026 and 2031 (31 December 2020: in instalments between 2025-2030). The discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2021 ranges between 6.8% and 8.0% (31 December 2020: 4.3% and 5.6%).

68

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Loans and borrowings
	31 December 2021	31 December 2020
Non-current liabilities
Unsecured bank loans	13,084,545	7,779,354
Secured bank loans	271,468	151,543
Lease liabilities	2,012,810	1,521,713
Debt securities issued	12,560,897	6,901,075
	27,929,720	16,353,685
Current liabilities
Unsecured bank loans	6,866,411	4,049,824
Secured bank loans	241,411	144,261
Lease liabilities	893,055	577,173
Debt securities issued	847,536	461,479
	8,848,413	5,232,737

The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance. As of 31 December 2021, the Company has used USD 20,248 loan on 26 February 2021, respectively, with a fixed interest rate of 3.84%.

The company has used loans in accordance with the loan agreement previously signed with China Development Bank on 10 August 2020. As of 31 December 2021, the Company has used RMB 147,286, EUR 57,124 and RMB 77,177 loan on 18 March 2021, 19 March 2021 and 21 October 2021, respectively, with a fixed interest rate of 5.15% for RMB loans and Euribor+2.29% for the EUR.

On 29 December 2021, the company extended the maturity of existing 50,000 EUR Sustainability Indexed Loan from May 2022 to December 2026 of which was previously signed on 13 May 2019 with BNP Paribas Fortis SA/NV. In addition, the principal amount of subject loan is increased to EUR 70,000 with additional EUR 20,000 utilization.

On 6 July 2021, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 17 November 2021, the Company has issued management agreement based lease certificates through Halk Varlik Kiralama A.S. amounting TL 100,000 with the maturity of 3 March 2022.

69

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2021			31 December 2020
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1.9%-Euribor+2.3%	2022-2028	9,188,487	Euribor+2.0%-Euribor+2.2%	2021-2026	5,624,277
Unsecured bank loans	USD	Floating	Libor+2.1%-Libor 2.2%	2022-2028	3,639,052	Libor+2.1%-Libor+2.4%	2021-2028	2,384,622
Unsecured bank loans	TL	Fixed	14.8%-29.0%	2022	3,044,848	6.5%-16.9%	2021	1,627,198
Unsecured bank loans	UAH	Fixed	8.0%-10.9%	2022-2024	1,712,723	6.0%-10.9%	2021-2023	980,207
Unsecured bank loans	USD	Fixed	3.8%	2022-2030	1,072,858	3.8%	2021-2030	501,036
Unsecured bank loans	RMB	Fixed	4.9%-5.2%	2022-2028	930,395	5.2%-5.5%	2021-2026	283,273
Unsecured bank loans	EUR	Fixed	1.7%	2022	362,593	1.5%-1.8%	2021-2022	428,565
Secured bank loans	USD	Floating	Libor+1.6% & Libor+1.9%	2022-2026	360,212	Libor+1.7%	2021-2023	259,427
Secured bank loans	USD	Fixed	2.6%	2022-2026	152,667	—	—	—
Secured bank loans	EUR	Floating	—	—	—	Euribor+1.3%	2021	36,377
Debt securities issued	USD	Fixed	5.8%	2022-2028	13,306,495	5.8%	2021-2028	7,311,688
Debt securities issued	TL	Fixed	16.3%	2022	101,938	15.0%	2021	50,866
Lease liabilities	TL	Fixed	9.8%-45.0%	2022-2048	1,262,449	9.8%-45.0%	2021-2048	1,201,988
Lease liabilities	UAH	Fixed	7.6%-25.7%	2022-2069	1,074,000	8.1%-24.0%	2021-2069	555,597
Lease liabilities	EUR	Fixed	1.0%-10.0%	2022-2034	303,265	1.0%-10.0%	2021-2034	185,557
Lease liabilities	BYN	Fixed	11.5%-15.8%	2022-2028	185,618	11.5%-15.0%	2021-2028	99,259
Lease liabilities	USD	Fixed	3.9%-10.9%	2022-2028	80,533	3.9%-10.9%	2021-2028	56,485
					36,778,133			21,586,422

70

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

31.	Employee benefits

	31 December 2021	31 December 2020
Retirement pay liability provision	514,118	301,459
Unused vacation provision	100,495	80,464
	614,613	381,923

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2021	2020
1 January	301,459	222,164
Service cost	62,749	38,304
Remeasurements	163,588	37,230
Interest expense	37,383	25,535
Benefit payments	(51,138)	(21,774)
Acquisition through business combinations	77	—
31 December	514,118	301,459

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2021	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.4%)	16.3%	16.5%	(13.8%)
Impact on provision for employee termination benefits	(68,892)	83,801	84,829	(70,948)

31 December 2020	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.1%)	17.3%	17.6%	(14.6%)
Impact on provision for employee termination benefits	(42,566)	52,122	53,117	(43,953)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 20,004, TL 14,677 and TL 12,785 in relation to defined contribution retirement plan for the years ended 31 December 2021, 2020 and 2019, respectively.

Share based payments

The Group has a share performance based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2021, the Group has not recognized any expenses regarding this plan (31 December 2020: TL 12,085).

71

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32.	Deferred revenue

Deferred revenue primarily consists of rent income and it is classified as current at 31 December 2021 and 2020. The amount of deferred revenue is TL 111,136 and TL 116,921 as at 31 December 2021 and 2020, respectively.

33.	Contract liabilities

Non-current contract liabilities	31 December 2021	31 December 2020
Contract liabilities	170,445	164,764

Current contract liabilities	31 December 2021	31 December 2020
Contract liabilities	459,289	315,070

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 315,070 (2020: TL 290,408).

The following table shows unsatisfied performance obligation result as of 31 December 2021;

	31 December 2021	31 December 2020
Telecommunications service	1,485,719	900,816
Equipment revenues	1,061,141	423,948
Total	2,546,860	1,324,764

Management expects that 56% of the transaction price allocated to the unsatisfied contracts as of 31 December 2021 will be recognized as revenue during next reporting periods. The remaining 44% will be recognized in the 2022 financial year.

72

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2021	16,894	395,037	411,931
Provisions recognized	12,966	21,477	34,443
Payments	—	(3,068)	(3,068)
Unwinding of discount	—	37,727	37,727
Transfer to current provisions	(10,198)	—	(10,198)
Remeasurements	—	(375)	(375)
Effect of changes in exchange rates	—	145,337	145,337
Balance at 31 December 2021	19,662	596,135	615,797

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2020	13,635	323,769	337,404
Provisions recognized	11,033	11,791	22,824
Payments	—	(3,951)	(3,951)
Unwinding of discount	—	21,521	21,521
Transfer to current provisions	(7,774)	—	(7,774)
Remeasurements	—	39,504	39,504
Effect of changes in exchange rates	—	2,403	2,403
Balance at 31 December 2020	16,894	395,037	411,931

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 39.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials.

Additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions and are recorded against property, plant and equipment.

73

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Provisions (continued)

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2021	253,633	376,655	630,288
Provisions recognized	221,453	659,066	880,519
Payments	(420,663)	(567,025)	(987,688)
Transfers from non-current provisions	10,198	—	10,198
Effect of changes in exchange rates	2,400	37,945	40,345
Balance at 31 December 2021	67,021	506,641	573,662

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2020	17,840	324,972	342,812
Provisions recognized	232,879	590,187	823,066
Payments	(6,109)	(537,598)	(543,707)
Transfers from non-current provisions	7,774	—	7,774
Effect of changes in exchange rates	1,249	(906)	343
Balance at 31 December 2020	253,633	376,655	630,288

(*) Includes share-based payment (Note 31).

(**) Refer to Note 39.

35.	Trade and other payables

	2021	2020
Payable to suppliers	4,615,606	3,467,338
Taxes payable	999,771	668,260
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	652,028	533,440
Accrued selling and marketing expenses	74,214	92,696
Other	379,060	214,871
	6,720,679	4,976,605

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

74

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2021 and 2020 are attributable to the following:

	31 December 2021		31 December 2020
	Assets	Liabilities	Assets	Liabilities

Held for trading	1,181,740	—	360,047	41,132
Derivatives used for hedge accounting	999,577	60,518	642,623	66,851
Total	2,181,317	60,518	1,002,670	107,983

At 31 December 2021, the total held for trading derivative financial assets of TL 2,131,070 (31 December 2020: TL 917,437) also includes a net accrued interest expense of TL 50,247 (31 December 2020: TL 85,233) and the total held for trading derivative financial liabilities of TL 71,325 (31 December 2020: TL 119,111) also includes a net accrued interest expense of TL 10,807 (31 December 2020: TL 11,128).

75

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2021 and 2020 are as follows:

	31 December 2021		31 December 2020
Currency	Notional value in original currency	Fair value	Notional value in original currency	Fair value	Maturity date	Hedge ratio	Change in intrinsic value of outstanding hedging instruments since 1 January 2021	Change in intrinsic value of outstanding hedging instruments since 1 January 2020
Participating cross currency swap contracts
EUR Contracts	300,200	174,747	366,800	221,937	October 2025	01:01	963,374	962,903
EUR Contracts	63,365	48,443	65,158	53,142	April 2026	01:01	78,593	161,325
USD Contracts	206,770	523,571	216,054	270,315	April 2026	01:01	533,782	342,123
Cross currency swap contracts
RMB Contracts	135,134	235,617	162,121	97,229	April 2026	01:01	136,770	46,858
Interest rate swap contracts
USD Contracts	150,075	(43,319)	180,045	(66,851)	April 2026	01:01	—	—
Derivatives used for hedge accounting		939,059		575,772

EUR 340,220 (2020: EUR 414,812) participating cross currency swap contracts includes TL 1,170,728 (2020: TL 1,121,303) guarantees after the CSA agreement.

76

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2021 and 2020 are as follows:

	31 December 2021			31 December 2020
Currency	Notional value in original currency	Fair value	Maturity	Notional value in original currency	Fair value	Maturity
Participating cross currency swap contracts
EUR Contracts	66,700	243,478	April 2026	90,881	230,033	April 2026
USD Contracts	36,000	58,890	November 2025	32,008	31,334	April 2026
Cross currency swap contracts
EUR Contracts	24,000	168,900	December 2022	7,200	20,853	September 2021
USD Contracts	36,572	284,868	March 2023-November 2025	34,286	62,715	March 2023
RMB Contracts	32,342	50,842	April 2026	38,801	14,535	April 2026
Interest rate swap contracts
EUR Contracts	35,000	11,780	September 2028	—	—	—
USD Contracts	—	—	—	17,778	258	September 2028
FX swap contracts
USD Contracts	200,000	193,504	January 2022	10,000	319	January 2021
Currency forward contracts
USD Contracts	175,000	169,478	January 2022-March 2022	—	—	—
Held for trading financial assets		1,181,740			360,047

77

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments (continued)

Held for trading (continued)

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2021 and 2020 are as follows:

	31 December 2021			31 December 2020
Currency	Notional value in original currency	Fair value	Maturity	Notional value in original currency	Fair value	Maturity
Participating cross currency swap contracts
USD Contracts	—	—	—	45,000	(9,701)	November 2025
Cross currency swap contracts
EUR Contracts	—	—	—	43,900	(13,684)	December 2021-2022
USD Contracts	—	—	—	20,000	(6,747)	November 2025
Interest rate swap contracts
USD Contracts	—	—	—	22,222	(1,141)	September 2028
FX swap contracts
USD Contracts	—	—	—	82,735	(7,046)	January 2021
Currency forward contracts
USD Contracts	—	—	—	6,000	(2,813)	January-December 2021
Held for trading financial liabilities		—			(41,132)

78

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts (*)	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 253,788 lower as at 31 December 2021 (31 December 2020: TL 168,882).

There were no transfers between fair value hierarchy levels during the year.

As of 31 December 2021, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

79

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2021 and 31 December 2020 are stated below:

	31 December 2021	31 December 2020
Opening balance	797,060	495,436
Cash flow effect	45,951	(695,892)
Total gain/loss:
Gains recognized in profit or loss	206,118	997,516
Closing balance	1,049,129	797,060

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 300,200 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 40,020 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 293,643 as collateral (31 December 2021: TL 4,430,104) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 216,043 as collateral to the bank (31 December 2021: TL 3,259,376) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,170,728 (31 December 2020: 1,121,303) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2021, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 3,167,736, TL (62,737) and TL 10,019,141 respectively.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

80

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Company started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

- The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

The Company’s future contracts are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable device purchases. In this context, the Group started to apply cash flow hedge accounting effective from 23 December 2021. The amount of forward currency contracts associated within this scope amounted to USD 10,131 as of 31 December 2021 Total net financial income after tax recognised under “cash flow hedges” in the statement of other comprehensive income of 2021.

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 16,987 as of 31 December 2021. The after tax foreign exchange loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2021.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 15,922 as of 31 December 2021. The after tax foreign exchange loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2021.

81

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 245,758 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after tax foreign exchange loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2021 in the scope of cash flow hedge amounted to TL 1,246,699 (2020: TL 296,275; 2019: TL 43,203).

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2021
Participating cross currency swap contracts	1,199,942	2,230,500	(620,462)	(1,445,257)
Cross currency swap contracts	159,719	(33,859)	(220,694)	(186,611)
Cash Flow sensitivity (net)	1,359,661	2,196,641	(841,156)	(1,631,868)

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2020
Participating cross currency swap contracts	1,158,627	849,915	(516,772)	(247,934)
Cross currency swap contracts	49,843	45,528	11,132	12,642
Cash Flow sensitivity (net)	1,208,470	895,443	(505,640)	(235,292)

82

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2021	2020
Trade receivables	20	4,443,371	3,688,248
Contract assets	22	1,247,741	1,100,166
Receivables from financial services	21	2,152,185	1,962,098
Cash and cash equivalents (*)	25	18,628,481	11,860,376
Derivative financial instruments	36	2,131,070	917,437
Other current & non-current assets (**)	24	195,050	124,822
Financial assets at amortized cost	26	4,164	172,363
Financial assets at fair value through other comprehensive income	26	1,427,811	529,610
Due from related parties	40	145,095	16,476
		30,374,968	20,371,596

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkey and advances given are excluded from other current assets and other non-current assets.

83

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2021 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	25,748,284	324,138	123,488	56,496	38,589	43,037	741,625	380,437	156,598	27,612,692
Loss Allowance	75,924	8,572	5,917	5,401	4,848	5,979	239,104	223,341	68,564	637,650

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

Contract assets at 31 December 2021	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	1,253,982	—	—	—	—	—	—	—	—	1,253,982
Loss Allowance	6,241	—	—	—	—	—	—	—	—	6,241

Other assets from financial services at 31 December 2021 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	1,878,048	232,589	20,374	9,861	11,571	5,819	75,940	5,963	4,114	2,244,279
Loss Allowance	12,294	2,163	296	156	5,511	3,142	58,471	5,947	4,114	92,094

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

84

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

Other assets at 1 January 2021 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	16,188,078	296,758	62,726	45,682	36,112	31,368	727,462	290,736	257,790	17,936,712
Loss Allowance	71,273	5,042	3,148	3,726	5,334	5,947	250,393	163,799	118,718	627,380

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

Contract assets at 1 January 2021	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	1,105,409	—	—	—	—	—	—	—	—	1,105,409
Loss Allowance	5,243	—	—	—	—	—	—	—	—	5,243

Other assets from financial services at 1 January 2021 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	1,798,720	109,724	22,023	8,714	7,021	6,044	157,821	5,479	1,100	2,116,646
Loss Allowance	11,483	1,192	407	204	3,483	3,146	128,084	5,449	1,100	154,548

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

85

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Impairment losses

Movements in the provision for impairment of trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2021 Contract Asset	31 December 2021 Other Asset
Opening balance	5,243	627,380
Provision for impairment recognized during the year	998	459,711
Amounts collected	—	(200,225)
Receivables written off during the year as uncollectible	—	(300,405)
Disposal of subsidiaries	—	—
Exchange differences	—	51,189
Closing balance	6,241	637,650

	31 December 2020 Contract Asset	31 December 2020 Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized during the year	553	452,506
Amounts collected	—	(153,674)
Receivables written off during the year as uncollectible	—	(300,119)
Disposal of subsidiaries	—	(49)
Exchange differences	—	1,138
Closing balance	5,243	627,380

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December 2021	31 December 2020
Opening balance	154,548	163,500
Provision for impairment recognized during the year	66,678	126,246
Amounts collected	(56,000)	(76,036)
Exchange differences	—	(96)
Unused amount reversed (*)	(73,132)	(59,066)
Closing balance	92,094	154,548

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2020. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

86

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,
	31 December 2021							31 December 2020
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2		More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years		Years
Non-derivative financial liabilities
Secured bank loans	512,879	(529,928)	(122,908)	(121,959)	(145,849)	(139,212)	—	295,804	(306,496)	(91,265)	(54,792)	(107,483)	(52,956)	—
Unsecured bank loans	19,950,956	(21,636,278)	(5,169,649)	(1,850,068)	(3,428,360)	(9,688,566)	(1,499,635)	11,829,178	(12,828,540)	(3,040,325)	(1,136,973)	(2,197,659)	(5,426,921)	(1,026,662)
Debt securities issued	13,408,433	(17,479,087)	(489,609)	(384,875)	(769,750)	(8,590,541)	(7,244,312)	7,362,554	(10,044,816)	(264,517)	(211,957)	(423,914)	(4,941,992)	(4,202,436)
Lease liabilities	2,905,865	(4,593,322)	(693,003)	(569,289)	(725,070)	(1,273,652)	(1,332,308)	2,098,886	(3,210,148)	(480,282)	(360,908)	(540,721)	(987,430)	(840,807)
Trade and other payables*	4,615,606	(4,812,238)	(4,808,900)	(3,338)	—	—	—	3,467,338	(3,611,158)	(3,609,779)	(430)	(949)	—	—
Due to related parties	65,156	(87,294)	(87,294)	—	—	—	—	40,355	(40,355)	(40,355)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 29)	761,536	(1,339,566)	—	—	(6,665)	(73,310)	(1,259,591)	475,879	(734,050)	—	—	—	(24,382)	(709,668)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	71,325	159,206	20,366	19,747	20,922	98,171	—	119,111	(265,863)	(44,853)	(46,645)	(70,212)	(101,591)	(2,562)
Buy	—	2,633,924	286,409	287,361	539,356	1,520,798	—	—	3,077,236	792,428	363,174	579,502	1,055,551	286,581
Sell	—	(2,474,718)	(266,043)	(267,614)	(518,434)	(1,422,627)	—	—	(3,343,099)	(837,281)	(409,819)	(649,714)	(1,157,142)	(289,143)
TOTAL	42,291,756	(50,318,507)	(11,350,997)	(2,909,782)	(5,054,772)	(19,667,110)	(11,335,846)	25,785,685	(31,143,819)	(7,673,769)	(1,811,705)	(3,340,938)	(11,535,272)	(6,782,135)

* Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

87

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2021
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	188	11	—
Financial asset at fair value through other comprehensive income	85,029	16,453	—
Due from related parties - current	—	13	—
Trade receivables and contract assets	14,729	20,135	—
Other current assets	10,297	5,931	14,079
Cash and cash equivalents	814,899	141,110	71,600
	925,142	183,653	85,679
Foreign currency denominated liabilities
Loans and borrowings - non-current	(302,607)	(504,992)	(344,052)
Debt securities issued - non-current	(942,374)	—	—
Lease obligations - non-current	(3,460)	(16,829)	—
Other non-current liabilities	(56,888)	—	—
Loans and borrowings - current	(89,379)	(205,687)	(102,395)
Debt securities issued - current	(55,938)	—	—
Lease obligations - current	(2,589)	(3,274)	—
Other current liabilities	(953)	(8,752)	—
Trade and other payables - current	(96,236)	(17,010)	(363,670)
Due to related parties	—	(305)	—
	(1,550,424)	(756,849)	(810,117)

Financial liabilities defined as hedging instruments	16,987	261,680	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	244,583	32,022	167,476
Currency forward contracts	517,242	—	—
Net exposure	153,530	(279,494)	(556,962)

88

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2020
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	—
Financial asset at fair value through other comprehensive income	8,848	64,956	—
Due from related parties - current	—	—	—
Trade receivables and contract assets	13,234	15,239	—
Other current assets	11,769	3,737	—
Cash and cash equivalents	1,061,644	85,856	4,801
	1,095,564	169,799	4,801
Foreign currency denominated liabilities
Loans and borrowings - non-current	(342,930)	(543,680)	(160,398)
Debt securities issued - non-current	(940,137)	—	—
Lease obligations - non-current	(6,822)	(17,000)	—
Other non-current liabilities	(64,829)	—	—
Loans and borrowings - current	(85,526)	(244,057)	(92,931)
Debt securities issued - current	(55,938)	—	—
Lease obligations - current	(721)	(3,598)	—
Trade and other payables - current	(174,039)	(23,944)	(487,738)
Due to related parties	—	(11)	—
	(1,670,942)	(832,290)	(741,067)

Financial liabilities defined as hedging instruments	—	164,634	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	440,036	535,939	190,421
Currency forward contracts	256,118	—	—
Net exposure	120,776	38,082	(545,845)

89

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2021 and 31 December 2020 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 December 2021
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	204,640	(204,640)	—	—
2- Hedged portion of USD risk (-)	—	—	(12,446)	12,446
3- USD net effect (1+2)	204,640	(204,640)	(12,446)	12,446

4- EUR net asset/liability	(421,664)	421,664	—	—
5- Hedged portion of EUR risk (-)	—	—	(7,632)	7,632
6- EUR net effect (4+5)	(421,664)	421,664	(7,632)	7,632

7- Other foreign currency net asset/liability (RMB)	(116,071)	116,071	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	1,918	(1,918)
9- Other foreign currency net effect (7+8)	(116,071)	116,071	1,918	(1,918)
Total (3+6+9)	(333,095)	333,095	(18,160)	18,160

Sensitivity analysis
31 December 2020
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	88,656	(88,656)	—	—
2- Hedged portion of USD risk (-)	—	—	(14,984)	14,984
3- USD net effect (1+2)	88,656	(88,656)	(14,984)	14,984

4- EUR net asset/liability	34,304	(34,304)	—	—
5- Hedged portion of EUR risk (-)	—	—	(79,669)	79,669
6- EUR net effect (4+5)	34,304	(34,304)	(79,669)	79,669

7- Other foreign currency net asset/liability (RMB)	(61,036)	61,036	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	(192)	192
9- Other foreign currency net effect (7+8)	(61,036)	61,036	(192)	192
Total (3+6+9)	61,924	(61,924)	(94,845)	94,845

90

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Interest rate risk

As at 31 December 2021 and 2020 the interest rate profile of the Group’s variable rate interest-bearing financial instruments was:

		31 December 2021		31 December 2020
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Variable rate instruments
USD floating rate loans	30	3.1%	(3,999,264)	3.2%	(2,644,049)
EUR floating rate loans	30	2.3%	(9,188,487)	2.2%	(5,660,654)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2021 and 2020:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2021
Variable rate instruments (financial liability)	(103,782)	103,782	—	—
Cash flow sensitivity (net)	(103,782)	103,782	—	—
31 December 2020
Variable rate instruments (financial liability)	(23,510)	23,510	—	—
Cash flow sensitivity (net)	(23,510)	23,510	—	—

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

91

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 December 2021	31 December 2020	Unobservable Inputs	31 December 2021	31 December 2020	Relationship of unobservable inputs to fair value

Contingent consideration	758,261	475,879	Risk-adjusted discount rate	6.8%-8.0%	4.3%-5.6%	An increase/decrease in the discount rate by 100 bps would change FV by TL (51,092) and TL 55,485, respectively.
			Expected settlement date	in instalments between 2026-2031	in instalments between 2025-2030	If expected settlement date extended/shortened by 1-year, FV would change by TL (53,167) and TL 57,145, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2021 and 31 December 2020 are stated below:

	2021	2020
Opening balance	475,879	359,554
Losses recognized in profit or loss	282,382	116,325
Closing balance	758,261	475,879

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 26.

Financial liabilities:

As at 31 December 2021 and 31 December 2020; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

As at 31 December 2021:	Carrying amount	Fair value
Bank loans	16,696,250	16,622,479
Debt securities	13,306,495	13,233,743

As at 31 December 2020:	Carrying amount	Fair value
Bank loans	4,615,559	4,646,152
Debt securities	7,311,688	7,949,084

92

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Financial instruments (continued)

Fair values (continued)

Financial liabilities (continued):

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

38.	Guarantees and purchase obligations

At 31 December 2021, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,311,359 (31 December 2020: TL 840,208). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 6,936,046 at 31 December 2021 (31 December 2020: TL 4,146,811).

39.	Commitments and Contingencies

The following disclosures comprise of material lawsuits and investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus, the case was finalized in favor of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and 47,534 TL overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company. In 2021, The Court decided there is no need to make ruling regarding the essence of the cases, due to the fact that the amount of the SCT assessment for the year 2011, which are the subject of the lawsuit, was structured within the scope of the Law No. 6736.

93

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The appeal process is pending.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. The expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. Whole cases are pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

94

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Commitments and Contingencies (continued)

Ministry of Commerce Administrative Fine

As a result of the investigation conducted by the Ministry of Commerce for the year 2015, against the Company due to the alleged violation on distance contracts, hire purchase agreements and subscriber agreements, Ministry of Commerce imposed an administrative fine in the amount of TL 138,173. The Company filed a lawsuit for the cancellation of the related transactions. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before Regional Administrative Court. Regional Administrative Court rejected the appeal request in favor of the Company. Istanbul Governorship appealed the decision before the Council of State. The Company replied this request in due time. As a result of the appeal process, the Council of State decided to reverse the Regional Administrative Court’s decision and decided to send the case file to the Regional Administrative Court to redecide after having an expert examination. The Regional Administrative Court decided to abide the Council of State’s decision and conduct an expert examination on the file. The expert report has been submitted to the case file. Statements and objections regarding the report were submitted to the case file due time. While the trial was pending, an application was made to the Istanbul Governorship Provincial Directorate of Commerce on 28 September 2021 for the administrative fine of TL 138,173, which was imposed by the Governorship of Istanbul and whose cancellation was requested in the file case, restructured with a cash payment option within the scope of Article 3 of the Law No.

7326, titled "Receivables that are not finalized or are in the litigation phase". Thus, the administrative fine amounting to TL 138,173 restructured by paying TL 51,815 on 1 November 2021 and the lawsuit was finalized. The Regional Administrative Court decided there is no need to make ruling regarding the essence of the case, due to waiving the case according to the Law No. 7326.

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The cases are pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The cases are pending.

95

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Commitments and Contingencies (continued)

ICTA Investigation on Service Outage during the Ramadan Feast

As a result of the investigation carried out by the ICTA in order to examine whether the obligations arising from the relevant legislation regarding service interruptions during the Ramadan Feast are fulfilled; ICTA decided to impose an administrative fine of TL 3,156 to Turkcell. The administrative fine, which has been notified to Turkcell on 07 September 2021, was paid on 6 October 2021 as a total sum of 2,367 TL (with a discount of 25%) by taking advantage of the early payment discount. After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

ICTA – Doubling Campaign

ICTA decided to impose an administrative fine of TL 25,246 to Turkcell as a result of the inspection carried out on the grounds that the fee increases in the Doubling Campaign and notification made in this context were contrary to the relevant legislation. The administrative fine, which was notified to Turkcell on 07 September 2021, was paid on 6 October 2021 as a total sum of TL 18,934 (with a discount of 25%) by taking advantage of the early payment discount. After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 549,000 (USD 66,000) plus interest, of which Turkcell’s share amounts to TL 157,000 (USD 19,000) under the scope of agreements signed by parties. On the other hand, JSC Kazakhtelecom has initiated another arbitration case against the Company and

Telia Company A.B. with the claim of indemnification due to revocation of a frequency license. A settlement agreement has been signed between the parties for both arbitration cases and JSC Kazakhtelecom waived both arbitration proceedings with the payment of the settlement fee. In 2021, the total amount paid by our Company as the settlement fee is TL 51,894 (USD 6,201)

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

Closing minutes have been signed in 2021 fiscal year for treasury share investigation related with first and second quarter of 2021 fiscal year and third and fourth quarter of 2020 fiscal year. Closing minute has been signed for treasury share investigation related with third quarter of 2021 fiscal year on 10 January 2022.

In addition, following tax investigations which were started previous periods (i) transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax. As a result of the investigations, Company has been imposed tax assessment. Company's Board of Directors resolved that our Company shall benefit from restructuring provisions as per the Law No. 7326. The process was completed upon payment of TL 257,783 by our Company on 1 November, 2021.

96

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

In addition, in accordance with the "Contract for the Establishment and Operation of Mobile Communication Infrastructure Service in Settlements Without Mobile Coverage" signed with the Ministry of Transport and Infrastructure, since the fees reflected to the Ministry should be subject to special communication tax and assessment has been made for the 2015 and 2016 periods. Application has been made for the assessment on 11 December 2020 to benefit for the structuring provisions of the Law No.7256 and the application has been approved. In this context, TL 51,174 was paid on 1 March 2021 in advance.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 53,603 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2021 (31 December 2020: TL 242,521).

40.	Related parties

Due to the change of the ultimate parent, the Group reevaluated the related party entities and reflected the transactions on 31 December 2021 financial statements.

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2021 and 2020.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2021	31 December 2020	31 December 2019
Short-term benefits	89,692	86,478	78,775
Long-term benefits	1,091	1,085	653
Termination benefits	182	6,548	56,720
Share based payments	—	5,760	6,247
	90,965	99,871	142,395

97

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Related parties (continued)

The following transactions occurred with related parties:

Revenue from related parties	2021	2020	2019
Enerji Piyasaları Isletme A.S. (“EPİAS”) (**)	201,611	23,737	—
Turk Hava Yollari A.S. (“THY”) (**)	73,767	14,374	—
Ziraat Bankasi (**)	47,944	10,285	—
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”) (**)	39,732	10,408	—
Gunes Express Havacilik A.S. (“Sun Express”) (**)	16,607	2,867	—
Turkiye Vakıflar Bankasi TAO (“Vakifbank”) (**)	14,633	6,234	—
Borsa Istanbul A.S. ("BIST") (**)	11,724	3,458	—
Turkiye Hayat ve Emeklilik A.S.	10,479	—	—
Turkiye Halk Bankasi A.S. (“Halkbank”) (**)	8,225	2,296	—
Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. (“TOGG”)	5,407	—	—
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”) (**)	3,238	—	—
Kredi Kayit Burosu A.S. (“KKB”) (**)	2,931	657	—
Turkiye Sigorta A.S.	2,050	—	—
Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra”)	1,006	1,221	—
Posta ve Telgraf Teskilati A.S. (“PTT”) (**)	161	870	—
Sonera Holding	—	—	772,436
Kyivstar GSM JSC (“Kyivstar”) (*)	—	—	27,050
Telia Carrier Germany GmbH (“Telia Carrier”)	—	—	12,934
Vimpelcom OJSC (“Vimpelcom”) (*)	—	—	6,191
Other	12,457	6,206	7,004
	451,972	82,613	825,615

Related party expenses	2021	2020	2019
EPIAS (**)	864,464	80,689	—
Turksat (**)	57,521	14,023	—
Sofra	28,918	25,477	8,874
Boru Hatları Ile Petrol Tasıma A.S. (“BOTAS”) (**)	19,290	3,654	—
PTT (**)	14,340	1,682	—
Kyivstar (*)	—	—	40,210
Telia Carrier	—	—	7,503
Vimpelcom (*)	—	—	1,228
Wind Telecomunicazioni S.P.A. (“Wind”) (*)	—	—	274
Turkcell Vakfi	—	—	—
Other	15,653	2,071	2,000
	1,000,186	127,596	60,089

(*) Transactions with Vimpelcom, Kyivstar and Wind include transactions until 18 June 2019.

(**) Transactions with related parties through TVF BTIH include transactions as of 22 October 2020 and onwards.

98

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Related parties (continued)

Details of the financial assets and liabilities with related parties as of 31 December 2021 and 2020 are as follows:

	31 December 2021	31 December 2020
Banks - Time deposits	7,720,468	6,713,484
Banks - Demand deposits	154,291	106,799
Other cash and cash equivalents	—	8,354
Bank borrowings	(762,613)	(55,902)
Debt securities issued	(101,938)	(50,866)
Lease liabilities	(97,336)	(65,577)
	6,912,872	6,656,292

As of 31 December 2021, the amount of letters of guarantee given to the related parties is TL 97,135 (31 December 2020: 67,455).

Details of the time deposits at related parties as of 31 December 2021 are as follows:

	31 December 2021	31 December 2020
Ziraat Bankasi	2,681,804	2,338,812
Halkbank	2,432,802	1,904,505
Vakifbank	2,205,630	2,307,202
Ziraat Katilim	400,168	162,965
Other	64	—
	7,720,468	6,713,484

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2021
450,526	USD	1.3%	January 2022	6,005,059
67,510	EUR	0.3%	January 2022	1,018,502
695,808	TL	26.2%	January 2022	695,808
58	GBP	0.2%	January 2022	1,042
11	BYR	2.6%	January 2022	57
				7,720,468

Details of the bank borrowings at related parties as of 31 December 2021 are as follows:

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2021
533,837	TL	14.8%-15.8%	January-February 2022	537,564
119,460	TL	19.2%-20.1%	January 2022	120,853
49,998	RMB	4.9%	February 2022	104,196
				762,613

Details of the debt securities issued at related parties as of 31 December 2021 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 December 2021
100,000	TL	16.3%	March 2022	101,938
				101,938

99

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Related parties (continued)

Details of the lease liabilities at related parties as of 31 December 2021 are as follows:

Currency	Effective Interest Rate	Payment Period	31 December 2021
EUR	0.1% - 3.7%	2022-2024	82,952
TL	11.7% - 32.0%	2022-2026	14,384
			97,336

Interest income from related parties:

	2021	2020	2019
Halkbank	150,389	32,762	—
Vakifbank	97,296	27,509	—
Ziraat Bankasi	88,334	33,838	—
Other	2,255	1,611	—
	338,274	95,720	—

Interest expense to related parties:

	2021	2020	2019
Vakifbank	17,889	—	—
Ziraat Bankasi	4,831	1,736	—
Halk Varlik Kiralama A.S.	3,644	1,968	—
Ziraat Yatırım Menkul Degerler A.S.	33	506	—
Other	95	65	—
	26,492	4,275	—

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

100

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

41.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2021 and 31 December 2020 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2021(%)	2020 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Dijital (*)	Turkey	Digitalization services and products	100	-
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	-
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkey	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkey	Cloud solutions services	100	100
Lifecell TV	Turkey	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkey	Radio, television and on-demand streaming services	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Atmosware Teknoloji(**)	Turkey	Develop software products and services, training software developers	100	-
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	23	19
			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*) Turkcell Dijital, which is fully owned by the Company's subsidiary Turktell, has been incorporated. Registration and announcement of the respective company has also been completed on 8 March 2021.

(**) Atmosware Teknoloji, which is fully owned by the Company's subsidiary Turktell, has been incorporated. Registration and announcement of the respective company has also been completed on 7 October 2021.

101

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

42.	Investments accounted for using the equity method

The details of carrying values and consolidation rates subject to equity accounting of joint ventures and associates are as follows:

a) Joint Ventures	31 December 2021	31 December 2020
Sofra	13,202	11,959

b) Associates	31 December 2021	31 December 2020
TOGG	665,382	91,967

The movement of Joint Ventures and ssociates is as follows:

	31 December 2021	31 December 2020
Opening balance	103,926	41,701
Shares of profit/(loss)	90,090	(13,775)
Contribution to capital increase	484,568	76,000
	678,584	103,926

102

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

43.	Receivables from financial services

Net financial liabilities reconciliation:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2021	(7,362,554)	(12,124,982)	(2,098,886)	(21,586,422)	798,326	(20,788,096)
Cash inflows	(192,157)	(13,033,337)	—	(13,225,494)	1,403,609	(11,821,885)
Cash outflows	645,926	12,984,771	1,649,046	15,279,743	(1,718,061)	13,561,682
Acquisition through business combination	—	(151,892)	—	(151,892)	—	(151,892)
Other non-cash movements	(6,499,648)	(8,138,395)	(2,456,025)	(17,094,068)	1,575,871	(15,518,197)
Balance at 31 December 2021	(13,408,433)	(20,463,835)	(2,905,865)	(36,778,133)	2,059,745	(34,718,388)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2020	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)
Cash inflows	(494,987)	(22,983,201)	—	(23,478,188)	2,085,585	(21,392,603)
Cash outflows	885,647	26,817,471	1,302,335	29,005,453	(866,650)	28,138,803
Other non-cash movements	(1,787,424)	(3,152,370)	(1,868,166)	(6,807,960)	(1,179,505)	(7,987,465)
Balance at 31 December 2020	(7,362,554)	(12,124,982)	(2,098,886)	(21,586,422)	798,326	(20,788,096)

44.	Subsequent events

In accordance with the resolution of TOGG’s board of directors, the Group made capital advance payments to TOGG amounting to TL 67,275 and TL 57,500 on 7 January 2022 and 7 February 2022, respectively.

On 20 December 2021, by Turkcell Odeme, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 200,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 26 January 2022, the Company has issued management agreement based lease certificates through Halk Varlik Kiralama A.S. amounting TL 100,000 with the maturity of 20 April 2022.

103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 21, 2022	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 21, 2022	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 21, 2022	By:	/s/ Taner Kiziltoprak
Name: Taner Kiziltoprak Title: Group Reporting & Subsidiaries Management Director